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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                  SCHEDULE TO-C
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                        HOME PRODUCTS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       Storage Acquisition Company, L.L.C.
                           Chai Trust Company, L.L.C.
                       EGI-Fund (02-04) Investors, L.L.C.
                                Mr. Joseph Gantz
                        Walnut Investment Partners, L.P.
                               Triyar Capital, LLC
                       (Name of Filing Persons - Offerors)

                       EGI-Managing Member (02-04), L.L.C.
                             SZ Investments, L.L.C.
                              Samstock/SIT, L.L.C.
                         Zell General Partnership, Inc.
              (Name of Filing Persons - Other Persons; 13D Filers)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    437305105
                      (CUSIP Number of Class of Securities

                              Marc D. Hauser, Esq.
                        Equity Group Investments, L.L.C.
                       2 North Riverside Plaza, Suite 600
                             Chicago, Illinois 60606
                                 (312) 466-3281
                  (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)
                         ------------------------------
                                   Copies to:
                               Henry Lesser, Esq.
                        Gray Cary Ware & Freidenrich LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                                 (650) 833-2000


                            CALCULATION OF FILING FEE
          ------------------------------ ------------------------------
                   Transaction Valuation Amount of Filing Fee

                  N/A*                                N/A*

          ------------------------------ ------------------------------

*Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it is related to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  N/A                          Filing Party: N/A
Form or Registration No.: N/A                         Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2

Check the following if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTORY NOTE

THIS SCHEDULE TO IS AN EXACT DUPLICATE (OTHER THAN THIS INTRODUCTORY NOTE) OF A SCHEDULE TO FILING MADE BY THE SAME FILING PERSONS ON OCTOBER 29, 2004 IN CONNECTION WITH THE PROPOSED TENDER OFFER REFERRED TO HEREIN AND THEREIN, AND IS BEING FILED SOLELY TO CORRECT AN INADVERTENT ERROR IN THE EDGAR FILING TAG TO REFLECT THAT THE FILING WAS INTENDED TO BE MADE ON SCHEDULE TO-C AND NOT ON SCHEDULE TO-T. THIS OFFER HAS NOT COMMENCED, AND IF AND WHEN SUCH PROPOSED TENDER OFFER IS COMMENCED, THE FILING PERSONS WILL FILE A NEW SCHEDULE TO ON THE DATE OF, AND REFLECTING, SUCH COMMENCEMENT. SEE THE "EXPLANATORY STATEMENT" THAT FOLLOWS THIS INTRODUCTORY NOTE.


EXPLANATORY STATEMENT

Pursuant to an Acquisition Agreement dated as of October 28, 2004 (the "Acquisition Agreement") between Home Products International, Inc., a Delaware corporation (the "Subject Company"), and Storage Acquisition Company, L.L.C., a Delaware limited liability company (the "Bidder"), the Bidder has agreed, subject to the terms and conditions set forth in the Acquisition Agreement, to make a tender offer (the "Proposed Tender Offer") for all outstanding shares of the common stock, par value $0.01 per share (the "Shares"), of the Subject Company at a price of $2.25 per Share net to the seller in cash. A copy of the Acquisition Agreement is being filed as an exhibit to the Schedule 13D/A forming part of this Schedule TO and the foregoing summary is subject in its entirety to the full text of the Acquisition Agreement.

Neither this Schedule TO nor any of the exhibits hereto constitutes an offer to buy or solicitation to sell any Shares. The Proposed Tender Offer has not yet been commenced and its commencement is subject to the conditions set forth in the Acquisition Agreement. If and when the Proposed Tender Offer is commenced, the persons filing this Schedule TO will file a Tender Offer Statement on Schedule TO (the "Tender Offer Statement") containing the terms and conditions of the Proposed Tender Offer and related information with the Securities and Exchange Commission (the "SEC"). Stockholders of the Subject Company should read the Tender Offer Statement when it becomes available because it will contain important information. The Tender Offer Statement and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov and will also be made available without charge to all stockholders by contacting Marc D. Hauser, Esq. at 312-466-3281. Stockholders are urged to read these materials carefully before making any decision with respect to the Proposed Tender Offer.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Storage Acquisition Company, L.L.C.  FEIN 20-1793137
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

-------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            664,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     664,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

8.4% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.  FEIN 40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Joseph Gantz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          1,530
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            1,530
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,535
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

IN
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

-------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            5
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     5
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

5
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

Less than 0.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Samstock/SIT, L.L.C.  FEIN 36-6934126
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          650,720
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            650,720
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

650,720
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

8.3% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Zell General Partnership, Inc.  FEIN 36-3716786
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [x]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                                          13,275
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                            0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                                            13,275
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                                                     0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

13,275
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

0.2% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

OO
--------------------------------------------------------------------------------

(1) Calculated based upon 7,878,900 shares of Issuer's Common Stock outstanding as of the date of execution of the Acquisition Agreement, as set forth therein.

This amendment amends the Schedule 13D dated December 27, 2001 (as previously amended from time to time, the "Schedule 13D"), and is filed by Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), Zell General Partnership, Inc., an Illinois corporation ("ZGP"), Storage Acquisition Company, L.L.C., a Delaware limited liability company ("SAC"), EGI-Fund (02-04)
Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), and Joseph Gantz, an individual ("Gantz"), with respect to the common stock, $0.01 par value (the "Common Stock"), of Home Products International, Inc., a Delaware corporation ("Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632.

Schedule 13D is hereby amended to add EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company ("Managing Member"), SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"), and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai"; together with Samstock/SIT, ZGP, SAC, Fund 02-04, Gantz, Managing Member and SZ Investments, the "Reporting Persons") as Reporting Persons, and to amend Items 3, 4, 6 and 7 of the Schedule 13D as follows:

ITEM 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following thereto:

The Tender Offer described in Item 4 below will be funded with the working capital of SAC. Assuming all outstanding shares of Common Stock are accepted for payment in the Tender Offer, approximately $17,700,000 will be paid by SAC to the sellers tendering shares of Common Stock in the Tender Offer.

Fund 02-04, Walnut Investment Partners, L.P. a Delaware limited partnership ("Walnut"), and Triyar Capital, LLC, a Delaware limited liability company ("Triyar"), which is the managing member of Triyar Storage Investment Company, LLC, a Delaware limited liability company ("TSIC"), have each entered into separate Agreements Regarding Funding, described below, with Issuer providing for contributions to the capital of SAC sufficient to fund the purchase of shares of Common Stock tendered in the Tender Offer.

Separately, Fund 02-04, Walnut, TSIC, and Gantz have entered into the Investors Agreement, described below, with respect to their relative obligations to make contributions to the capital of SAC prior to consummation of the Tender Offer and to provide for the funding of expenses and other amounts that SAC may incur or become liable for in connection with the Tender Offer. The Investors Agreement contemplates that other investors may be added as members to SAC prior to the consummation of the Tender Offer. Contributions to SAC by Fund 02-04, Walnut and TSIC will be made from the working capital of such entities. Contributions to SAC by the other contributing members of SAC will be made from the personal funds of such persons.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following thereto:

On October 28, 2004, SAC and the Issuer entered into an Acquisition Agreement (the "Acquisition Agreement"), pursuant to the terms of which SAC has agreed to commence a tender offer to purchase for cash all of the issued and outstanding shares of Common Stock of the Issuer at a price of $2.25 per share of Common Stock (the "Tender Offer"). A copy of the Acquisition Agreement is attached hereto as Exhibit 7. The Tender Offer is subject to a minimum tender of eighty percent (80%) of the shares of Common Stock that are outstanding immediately prior to the "Share Acceptance" (as such term is defined therein) and are not held by any member of a "Filing Group" (as such term is defined therein)
(determined on a primary basis, without giving effect to the exercise or conversion of any then-outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, shares of Common Stock). The Tender Offer does not provide for any transaction (such as a merger or stock split) to follow its completion. The conditions precedent to, and the other material terms of, the Tender Offer are more fully set forth in the Acquisition Agreement.

The Issuer has advised the Reporting Persons that, prior to the execution of the
Acquisition   Agreement,   the  Issuer  terminated  the  Existing  Agreement  in
accordance with its terms.

On October 28, 2004, SAC, Fund 02-04, Gantz, Walnut, TSIC and certain other parties entered into an Investors Agreement (the "Investors Agreement"), pursuant to the terms of which the members of SAC agreed to make certain contributions to SAC of cash and/or shares of Common Stock prior to the Share Acceptance. In addition, on October 28, 2004, each of Fund 02-04, Walnut and Triyar delivered to the Issuer Agreements Regarding Funding (each, an "Agreement Regarding Funding"), pursuant to the terms of which Fund 02-04, Walnut and Triyar agreed, prior to the Share Acceptance, to provide funding to SAC in amounts set forth therein, or such lesser amount as is necessary to capitalize SAC with aggregate cash and/or equity investments from all investors in SAC. Copies of the Investors Agreement and the Agreements Regarding Funding are attached hereto as Exhibits 8 and 9.

On October 28, 2004, Gantz and SAC entered into a Voting Agreement and an Irrevocable Proxy (together, the "Voting Agreement") pursuant to the terms of which SAC granted to Gantz an irrevocable proxy to vote all shares of Common Stock then owned or thereafter acquired by SAC with respect to the election of members of the Board of Directors of the Issuer (the "Board"). Under the Voting Agreement, Gantz has the right to designate a majority of the individuals listed as "Board Designees" (as such term is defined therein) in the written notice provided by SAC to the Issuer pursuant to Section 1.03 of the Acquisition Agreement, and those individuals shall be identified as designees of Gantz in such notice; provided, that, if the total number of Board Designees is nine (9), Gantz shall have the right to designate six (6) such members, and SAC shall retain the right to designate three (3) such members. At each election of directors thereafter, Gantz shall have a right to designate and direct the vote for the minimum number of directors necessary to constitute a majority of the directors then standing for election, and SAC shall have the right to vote for the balance of such directors. In the case of any vacancy on the Board to be filled by stockholder action with respect to a director designated by Gantz, Gantz shall have the right to designate and direct the vote for such director's successor. In the event of any vacancy on the Board to be filled by stockholder action with respect to a director designated by SAC, SAC shall have the right to designate and direct the vote for such director's successor. The term of the Voting Agreement shall continue until the parties unanimously agree to terminate the Voting Agreement or until the earliest of (i) the date on which none of the "Notes" (as such term is defined therein) are outstanding; (ii) the date on which such Notes and the "Indenture" (as such term is defined therein) are satisfied and discharged or the Indenture ceases to be in effect; (iii) the date of defeasance in whole of the Issuer's obligations under the Notes and the Indenture; and (iv) the death of Gantz. A copy of the Voting Agreement is attached hereto as Exhibit 10.

On October 28, 2004, SAC, Fund 02-04, Gantz, Walnut and certain other parties thereto entered into a Board Composition Agreement (the "Board Agreement"). Pursuant to the terms of the Board Agreement, the parties thereto agreed to take such action as is necessary or appropriate to ensure that, after the Share
Acceptance, the Board consist of a total of nine directors with staggered membership, such that the term of office of the first class of three directors expires at the first annual meeting after the Share Acceptance; the term of office of the second class of three directors expires at the second annual meeting after the Share Acceptance; the term of office of the third class of three directors expires at the third annual meeting after the Share Acceptance; and the subsequent terms of each class expire at the third anniversary of each such date, respectively. The parties to the Board Agreement also agreed to take such action to ensure that the Certificate of Incorporation and bylaws of the Issuer permit the removal of a director by the Issuer's stockholders only for cause. Furthermore, under the Board Agreement, each party thereto, other than Gantz, agrees to tender for purchase in the Tender Offer all shares of Common Stock held by it, or any affiliate thereof, immediately prior to the Share Acceptance (other than shares of Common Stock which are contributed to SAC prior to the Share Acceptance). A copy of the Board Agreement is attached hereto as
Exhibit 11.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Except for the Joint Filing Agreement attached hereto as Exhibit 1, the Investors' proposal attached hereto as Exhibit 2, the Confidentiality Agreement attached hereto as Exhibit 3, the Revised Proposal attached hereto as Exhibit 4, the Amended and Restated Joint Filing Agreement dated October 21, 2004 attached hereto as Exhibit 5, the Power of Attorney dated October 21, 2004 attached hereto as Exhibit 6, the Acquisition Agreement attached hereto as Exhibit 7, the Investors Agreement attached hereto as Exhibit 8, the Agreements Regarding Funding attached hereto as Exhibit 9, the Voting Agreement attached hereto as
Exhibit 10, the Board Agreement attached hereto as Exhibit 11, the Amended and Restated Joint Filing Agreement dated October 26, 2004 attached hereto as
Exhibit 12, and the Powers of Attorney dated October 26, 2004 attached hereto as
Exhibit 13, no Reporting Person, nor, to the best knowledge of the Reporting Persons, SIT, EGI, or any of the persons set forth in Item 2 above, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

         Exhibit 7- Acquisition Agreement dated October 28, 2004 and made by and between SAC and Issuer

         Exhibit 8- Investors Agreement dated October 28, 2004 and made by and among SAC, Fund 02-04, Gantz, Walnut and certain other parties thereto

         Exhibit 9- Agreements Regarding Funding dated October 28, 2004 and made by Fund 02-04, Walnut and Triyar in favor of Issuer

         Exhibit 10- Voting Agreement and Irrevocable Proxy dated October 28, 2004 and made by and between Gantz and SAC

         Exhibit 11-       Board Composition Agreement dated October 28,
                           2004 made by and among SAC, Fund 02-04, Gantz, Walnut and certain other parties thereto

         Exhibit 12- Amended and Restated Joint Filing Agreement dated October 26, 2004 among the Reporting Persons and Walnut

         Exhibit 13- Power of Attorney dated October 26, 2004 by Gantz, each in favor of F. Mark Reuter, SAC and Fund 02-04

                                INDEX TO EXHIBITS - SCHEDULE 13D/A


         Exhibit 7- Acquisition Agreement dated October 28, 2004 and made by and between SAC and Issuer

         Exhibit 8- Investors Agreement dated October 28, 2004 and made by and among SAC, Fund 02-04, Gantz, Walnut and certain other parties thereto

         Exhibit 9- Agreements Regarding Funding dated October 28, 2004 and made by Fund 02-04, Walnut and Triyar in favor of Issuer

         Exhibit 10- Voting Agreement and Irrevocable Proxy dated October 28, 2004 and made by and between Gantz and SAC

         Exhibit 11-       Board Composition Agreement dated October 28,
                           2004 made by and among SAC, Fund 02-04, Gantz, Walnut and certain other parties thereto

         Exhibit 12- Amended and Restated Joint Filing Agreement dated October 26, 2004 among the Reporting Persons and Walnut

         Exhibit 13- Power of Attorney dated October 26, 2004 by Gantz, each in favor of F. Mark Reuter, SAC and Fund 02-04

                                    EXHIBIT 7

                              ACQUISITION AGREEMENT

This ACQUISITION AGREEMENT is dated as of October 28, 2004 (this "Agreement"), by and between Storage Acquisition Company, L.L.C., a Delaware limited liability company ("Acquirer"), and Home Products International, Inc., a Delaware corporation (the "Company"). Certain defined terms are defined below in Section 8.03.

WHEREAS, Acquirer has proposed acquiring all of the outstanding shares (the "Shares") of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") pursuant to the Offer (as defined herein) and at the price provided for herein as the Offer Price;

WHEREAS, a special committee (the "Special Committee") of the Board of Directors of the Company (including the Special Committee, the "Company Board") and the Board of Directors of Acquirer each have approved, and determined that it is in the best interests of their respective companies and stockholders to consummate, the Offer and the other transactions provided for herein;

WHEREAS, the Company and Acquirer desire to make certain representations, warranties, covenants and agreements in connection with the Offer and also to prescribe various conditions to the consummation of the Offer; and

WHEREAS, immediately prior to the execution of this Agreement, the Company terminated the Agreement and Plan of Merger, dated as of June 2, 2004, with JRT Acquisition Company in accordance with its terms.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I
                                  TENDER OFFER

Section 1.01 The Offer.

(a) Provided this Agreement  shall not have been  terminated in accordance  with
Section  7.01 and  subject  to the  conditions  of this  Agreement  set forth in
Section 6.01 as promptly as practicable, but in no event less than ten (10) business days after the public announcement of the execution of this Agreement, Acquirer shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an offer (the "Offer") to purchase for cash all of the issued and outstanding Shares at a price of $2.25 per Share, net to the seller in cash (such price, or such other price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), subject to reduction only for any applicable federal back-up withholding or stock transfer taxes payable by such seller. The Company shall not tender Shares held by it or any of its Subsidiaries pursuant to the Offer. Acquirer shall, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer set forth in Section 6.01, and to its rights to extend the Offer under
Section 1.01(b), accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law.

(b) The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement and the conditions set forth in Section 6.01 hereto and providing for an initial expiration date (the "Expiration Date", which term shall also indicate any later date to which the Offer is extended in accordance with this Agreement) of twenty (20) business days (as defined in Rule 14d-1 under the Exchange Act) from the date of commencement of the Offer. Acquirer shall not decrease the Offer Price or decrease the number of Shares sought in the Offer, amend the conditions to the Offer set forth in Section 6.01 or impose conditions to the Offer in addition to those set forth in Section 6.01, without the prior written consent of the Company, authorized by the Special Committee. Acquirer shall (which will not require the consent of the Company), (A) extend the Offer for the shortest time periods which it reasonably believes are necessary, in one or more such periods, if any, to satisfy any such condition that has not by then been satisfied (or waived by Acquirer in its discretion to the extent permitted by Section 6.03) and (B) if, on the Expiration Date, the number of Shares validly tendered and not withdrawn pursuant to the Offer is less than eighty-five percent (85%) of the Shares that are outstanding and not held by any member of a Filing Group (determined on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into voting securities of the Company), extend the Offer for up to ten (10) business days, notwithstanding that all the conditions to the Offer were satisfied as of the date such extension. In addition, (A) the Offer Price may be increased, in which event the Offer shall be extended to the extent required by law in connection with such increase, in each case without the consent of the Company, and (B) Acquirer may, under the terms of the Offer, provide for a subsequent offering period of up to ten (10) business days in accordance with Rule 14d-11 of the Exchange Act following the Share Acceptance.

(c) On the date the Offer is commenced, Acquirer shall file with the United States Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule TO"). The Schedule TO shall contain or shall incorporate by reference the Offer to Purchase and a form of letter of transmittal and summary advertisement (the "Schedule TO, the Offer to Purchase and related letter of transmittal and related summary advertisement, together with any amendments and supplements thereto, collectively the "Offer Documents"). The Offer Documents shall comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation shall be made by Acquirer with respect to information supplied by the Company for inclusion in the Offer Documents. Acquirer shall further take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Each of Acquirer and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false and misleading in any material respect prior to the Expiration Date and Acquirer further shall take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment upon the Offer Documents (and shall provide any comments thereon as soon as practicable) prior to the filing thereof with the SEC. In addition, Acquirer shall provide to the Company and its counsel in writing any comments that Acquirer or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments and copies of any written responses and telephonic notification of any verbal responses by Acquirer or its counsel.

(d) Prior to the Share Acceptance, there shall have been contributed to Acquirer, or shall have been properly tendered and not withdrawn in the Offer, all Shares beneficially owned by any member of Acquirer or any member of a group that has filed a Schedule 13D under the Exchange Act (a "Filing Group") as to which Acquirer or any of its members is a signatory (except for 1530 Shares owned by one member of the Acquirer Group).

Section 1.02 Company Actions.

(a) The Company hereby approves of and consents to the Offer. The Company has been authorized by Mesirow Financial, Inc. to permit the inclusion of the fairness opinion referenced in Section 2.09 (including a description thereof) in the Offer Documents. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Special Committee and the Company Board described in Sections 2.04(b) and (c).

(b) Concurrently with the commencement of the Offer or as promptly thereafter as practicable, the Company shall file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule 14D-9") which shall contain the recommendations referred to in Sections 2.04(b) and (c). The
Schedule 14D-9 shall comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is or shall be made by the Company with respect to information supplied by Acquirer or any other member of the Acquirer Group or their Representatives, for inclusion in the Schedule 14D-9. The Company further shall take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws, and shall mail such Schedule 14D-9 to the stockholders of the Company promptly after commencement of the Offer. Each of the Company and Acquirer shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Company further shall take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Acquirer and its counsel shall be given an opportunity to review and comment upon the Schedule 14D-9 (and shall provide any comments thereon as soon as practicable) prior to the filing thereof with the SEC. In addition, the Company shall provide to Acquirer and its counsel in writing any comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments and copies of any written responses and telephonic notification of any verbal responses by the Company or its counsel.

(c) In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Acquirer mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of a recent date, and shall promptly furnish, or cause to be furnished, to Acquirer such additional information, including updated lists of stockholders, mailing labels and security position listings, and such other information and assistance as Acquirer or its agents may reasonably request in communicating the Offer to the stockholders of the Company.

Section 1.03 Directors. Prior to the filing by the Company of the Schedule 14D-9, Acquirer shall give the Company written notice of the names of those individuals (the "Board Designees") whom Acquirer has designated (including those designated by another member of the Acquirer Group pursuant to the Board Authorizing Agreements) to be the members of the Company Board as and from the first acceptance for payment by Acquirer of Shares tendered pursuant to the Offer (the "Share Acceptance"). Acquirer shall be solely responsible for any information with respect to itself and the Board Designees required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and the Company shall include such information, as well as the information required with respect to itself and its officers and directors by Section 14(f) and Rule 14f-1, in the
Schedule 14D-9. The Company shall, upon request by Acquirer, take such action as is necessary so that, effective as and from the Share Acceptance, the size of the Company Board shall be increased as necessary to equal the number of Board Designees and the Company Board shall consist solely of the Board Designees (who thereafter shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be), and the Board Designees shall be approved as successors to the directors in office as of immediately prior to the Share Acceptance.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce Acquirer to enter into this Agreement and make the Offer, the Company represents and warrants to Acquirer that, except to the extent set forth in any of the Company SEC Documents (as defined below) and except as set forth in the letter dated as of the date of this Agreement from the Company to Acquirer (the "Company Disclosure Letter"):

Section 2.01 Organization, Standing and Power. The Company and each of its subsidiaries (the "Company Subsidiaries") (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, (b) has full corporate or other power, as the case may be, and authority to transact its business as presently conducted, (c) possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, and (d) is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, except in the case of clauses (c) and (d) above for failures which, individually or in the aggregate, would not have or result in a Company Material Adverse Effect. The Company has made available to Acquirer and its Representatives (as defined in Section 8.03) true and complete copies of the certificate of incorporation of the Company, as amended through the date of this Agreement (as so amended, the "Company Charter"), and the by-laws of the Company, as amended through the date of this Agreement (as so amended, the "Company By-laws"), and the comparable charter and organizational documents of each Company Subsidiary, in each case as amended through the date of this Agreement.

Section 2.02 Company Subsidiaries; Equity Interests. Section 2.02 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of each Company Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary (a) are duly authorized and have been validly issued and are fully paid and nonassessable, as applicable, and free of preemptive rights and (b) are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), except in the case of subsections (a) and (b) for failures which, individually or in the aggregate, would not have or result in a Company Material Adverse Effect. There are no Contracts (as defined in Section 2.05(a)) or arrangements with respect to the ownership, voting or disposition of any shares of stock of any Company Subsidiary.

Section 2.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 15,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, par value $0.01 per share (the "Company Preferred Stock"), and together with the Company Common Stock, the "Company Capital Stock"). On the date hereof, (i) 7,878,900 shares of Company Common Stock were issued and outstanding, (ii) 822,394 shares of Company Common Stock were held by the Company in its treasury, (iii) 864,216 shares of Company Common Stock were subject to outstanding and unexercised options to purchase shares of Company Common Stock issued under any Company Stock Plan (collectively, the "Company Stock Options"), (iv) 151,610 shares of Company Common Stock were reserved for issuance pursuant to future awards under the Company's 1999 Directors' Restricted Stock Plan and the Company's Executive Incentive Plan, (v) 1,132,554 additional shares of Company Common Stock were available for issuance under the Company Stock Plans, (vi) 79,204 shares of Company Common Stock were subject to outstanding warrants held by GE Capital Corporation and Deutsche Bank Securities, Inc., (vii) 389,374 shares of Company Common Stock were reserved for issuance under the Company's Employee Stock Purchase Plan, (viii) no shares of Company Common Stock were reserved for and subject to issuance in connection with the rights (the "Company Rights") issued pursuant to the Rights Agreement dated as of May 21, 1997, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Company Rights Agreement") and (ix) no shares of Company Preferred Stock were issued and outstanding. Except as set forth above, as of the date of this Agreement and as of the Closing Date, no other shares of Company Capital Stock were issued, reserved for issuance or outstanding.

(b) Section 2.03(b) of the Company Disclosure Letter sets forth a true and complete list, as of the close of business on October 19, 2004, of all outstanding Company Stock Options and all other rights, if any, issued or granted by the Company to purchase or receive Company Capital Stock or stock in any Company Subsidiary, the number of shares subject thereto, the grant dates and exercise prices thereof and the names of the holders thereof. The Company has made available to Acquirer and its Representatives true and complete copies of all forms of option agreements governing Company Stock Options. During the period from January 1, 2004 to the date of this Agreement, there have been no issuances by the Company of shares of Company Capital Stock other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options outstanding on such date pursuant to the terms thereof.

(c) All outstanding shares of Company Capital Stock are, and all such shares that may be issued prior to the Share Acceptance will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law (the "DGCL"), the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound.

(d) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote ("Voting Company Debt"). Except for the Company Stock Options and the Company Rights, there are no options, warrants, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, profit participation rights, rights of repurchase, other rights (other than rights that may have arisen under a Company Stock Plan) linked to the price of Company Capital Stock, or commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver, sell or grant, or cause to be issued, delivered, sold or granted additional shares of capital stock or other voting securities or equity interests in, or any security convertible or exchangeable into or exercisable for any capital stock of or other voting security or equity interest in, the Company or any Company Subsidiary or any Voting Company Debt, or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking. There are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary. The Company has made available to Acquirer and its Representatives a true and complete copy of the Company Rights Agreement, as amended to the date of this Agreement.

(e) Neither the Company nor any Company Subsidiary is a party to any voting agreement, irrevocable proxy or other agreement with respect to the voting of the Company Capital Stock.

(f) On the date hereof, the number of holders of record of outstanding Shares was less than 300.

Section 2.04 Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Offer and the other transactions contemplated by this Agreement (the "Transactions") that are to be consummated by the Company, all in accordance with the terms of this Agreement. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions in accordance with the terms of this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions. The
Company has duly executed and delivered this Agreement, and, assuming due execution and delivery hereof by Acquirer, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and other similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(b) The Special Committee, which consists of all the non-employee members of the Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the terms and conditions of the Offer and the other Transactions are fair to, and in the best interest of, the Company's stockholders, (ii) approving this Agreement, (iii) recommending that the Board of Directors of the Company approve this Agreement, and (iv) recommending that the Board of Directors of the Company resolve to recommend that the Company's stockholders accept the Offer and tender their Shares thereunder to Acquirer.

(c) The Board of Directors of the Company, at a meeting duly called and held, duly adopted resolutions (i) determining that the terms of the Offer and the other Transactions are fair to, and in the best interests of, the Company's stockholders, (ii) approving this Agreement, and (iii) recommending that the Company's stockholders accept the Offer and tender their Shares thereunder to Acquirer. Such resolutions and the previous actions taken by the Company Board are sufficient to render inapplicable the provisions of Section 203 of the DGCL to (A) this Agreement, (B) the consummation of the Offer and (C) the other Transactions. No other state takeover statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Offer or any other Transaction.

Section 2.05 No Conflicts; Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) violate any statute, law, ordinance, rule or regulation ("Law") or any judgment, order or decree ("Judgment"), in each case applicable to the Company or by which its property is bound, (ii) violate the certificate of incorporation or by-laws (or comparable organizational document) of the Company or any Company Subsidiary, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give others any rights of termination or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) on any of the properties or assets of the Company or any Company Subsidiary under any provision of any contract (whether written or oral), lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (other than a Company Benefit Plan) or permit to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound (collectively, "Contracts"), except in the case of clauses (i) and (iii) for violations, breaches or defaults which, individually or in the aggregate, would not have or result in a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization ("Consent") of, or registration, declaration or filing with, or permit from, any domestic or foreign (whether national, federal, state, provincial, local or otherwise) government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a "Governmental Entity") is required to be obtained or made by the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Transactions, the failure of which to submit or obtain would, individually or in the aggregate, have or result in a Company Material Adverse Effect, other than
(i) the filing with the SEC of the Schedule TO and the Schedule 14D-9 and such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement and the Transactions, (ii) such filings as may be required in connection with the Taxes described in Section 5.08, (iii) such filings as may be required under the rules and regulations of The NASDAQ Stock Market, Inc., (iv) requirements, if any, under Competition Laws, (v) applicable state securities or "blue sky" laws and the securities laws of any foreign country and (vi) such other items required solely by reason of the participation of Acquirer or its stockholders or affiliates in the Transactions.

(c) The Company and the Company  Board have taken such action as is necessary to
(i) render the Company Rights inapplicable to (A) this Agreement, (B) the Offer and (C) the other Transactions, and (ii) ensure that (A) neither of Acquirer nor any of its members, affiliates or associates is or will become an "Acquiring Person" (as defined in the Company Rights Agreement) by reason of this Agreement, the consummation of the Offer or any other Transaction and (B) a "Distribution Date" (as defined in the Company Rights Agreement) shall not occur by reason of this Agreement, the Offer or any other Transaction.

Section 2.06 SEC Documents; Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since January 1, 2003 (the "Company SEC Documents").

(b) As of its respective date, each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent modified or corrected prior to the date hereof by a subsequently filed Company SEC Document. The consolidated financial statements, including the notes thereto (the "Company Financial Statements"), of the Company included in the Company SEC Documents comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Other than as disclosed in the Company Financial Statements (including the notes thereto), as of the date of this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than (i) liabilities or obligations incurred since June 26, 2004 in the ordinary course of business,
(ii) liabilities and obligations relating to, or incurred in connection with, the Transactions, and (iii) liabilities and obligations which, individually or in the aggregate, would not have or result in a Company Material Adverse Effect.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including without limitation any Contract relating to any transaction, arrangement or relationship between or among the Company or any Company Subsidiaries on the one hand, and any unconsolidated Affiliate, including without limitation any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any Company Subsidiaries in the Company's consolidated financial statements.

(e) Except as disclosed in the Company Financial Statements, there is no outstanding indebtedness for borrowed money of the Company or any Company Subsidiary and there are no guarantees by the Company or any Company Subsidiary of indebtedness of third parties for borrowed money.

Section 2.07 Information Supplied.

(a) At the time the Schedule 14D-9 is filed with the SEC, at any time it is amended or supplemented or at the time it is first mailed to stockholders of the Company, the Schedule 14D-9, as amended or supplemented, will comply as to form in all material respects with the applicable requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company in this Section 2.07(a) with respect to statements made or incorporated by reference therein based on information supplied by Acquirer, any other member of the Acquirer Group or their Representatives for inclusion or incorporation by reference in such documents.

(b) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company's stockholders in connection with the Offer and the other Transactions and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Acquirer, any other member of the Acquirer Group or their Representatives for inclusion or incorporation by reference therein.

Section 2.08 Brokers. No broker, investment banker, financial advisor or other person, other than Mesirow Financial, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 2.09 Opinion of Financial Advisor. Mesirow Financial, Inc. has delivered an executed opinion to the Special Committee, dated the date of this Agreement, to the effect that, as of such date and subject to the qualifications and limitations stated therein, the Offer Price is fair from a financial point of view to the holders of Shares. The Company has delivered a true and complete copy of such executed opinion to Acquirer concurrently with the execution of this Agreement.

Section 2.10 Absence of Certain Changes or Events. Since June 26, 2004 through the date of this Agreement, and except as contemplated by this Agreement (i) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) there has not been: (A) a Company Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's or any Company Subsidiary's capital stock; (C) any purchase, redemption or other acquisition of any shares of capital stock or other securities of the Company or the Company Subsidiaries or the issuance of any options, warrants, calls, or rights to acquire such shares or securities;
(D) any granting by the Company or any Company Subsidiary to any current or former director, officer, employee or consultant (1) of any increase in compensation, bonus or other benefits, or (2) of the right to receive any severance or termination pay, or increases therein; or (E) any material change in financial or tax accounting methods.

Section 2.11 Absence of Litigation; Investigations. There are no claims, actions, suits, proceedings, governmental investigations, inquiries or subpoenas pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or to the knowledge of the Company, any current or former supervisory employee of the Company or any of its Subsidiaries with respect to any acts or omissions in connection with their employment with the Company or any of its Subsidiaries, or any properties or assets of the Company or of any Company Subsidiaries. Neither the Company nor any Company Subsidiary is subject to any outstanding order, judgment, writ, injunction or decree that could reasonably be expected to result in a Company Material Adverse Effect or is reasonably expected to prevent or delay the consummation of the Transactions. There have not been since January 1, 2002, nor are there currently, any internal investigations being conducted by management of the Company, the Company Board or any third party or Governmental Entity at the request of the Company Board concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 2.12 Permits; Compliance with Applicable Laws. The Company and the Company Subsidiaries hold all permits, licenses, variances, exemptions, certificates, authorizations, orders and approvals of all Governmental Entities which are necessary to the lawful operation of the respective business of the Company and its Subsidiaries (the "Permits"), except where the failure to hold such Permits could not reasonably be expected to result in a Company Material Adverse Effect. All such Permits are in full force and effect and the Company and the Company Subsidiaries are in compliance with the terms of the Permits and all applicable statutes, laws, ordinances, rules and regulations, judgments and decrees, except where the failure so to maintain such Permits or so to comply could not reasonably be expected to result in a Company Material Adverse Effect. The Company has not received any written notice (that is existing and in effect as of the date of this Agreement) to the effect that the Company or any of its Subsidiaries is not in compliance with the terms of the Permits or any such statutes, laws, ordinances, rules, or regulations.

Section 2.13 Labor Matters.

(a) Section 2.13 of the Company Disclosure Letter sets forth the names, hire dates and titles, employer name, locality of residence (city or town, state or province, and country), annual salary rate and 2003 total compensation of all of the Company's and the Company Subsidiaries' employees who are paid an annual base salary of at least $100,000, as of September 15, 2004, and summary information with respect to the other employees of the Company and the Company Subsidiaries (including numbers of employees by category). No present or former employee of the Company or any Company Subsidiary is the beneficiary of any currently effective written employment agreement or severance agreement or similar agreement or arrangement other than as set forth in Section 2.14(a) of the Company Disclosure Letter.

(b) Section 2.13(b) of the Company Disclosure Letter sets forth a list of all agreements with labor unions or associations representing employees of the Company or any Company Subsidiaries. Neither the Company nor any Company Subsidiary is involved in, or to the Company's knowledge, threatened with any work stoppage, labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the employees of the Company or any Company Subsidiary that would, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 2.14 Employee Benefit Matters.

(a) Section 2.14(a) of the Company Disclosure Letter lists (i) each currently outstanding loan from the Company to any employee, officer or director of the Company or any Subsidiary, as well as (ii) each pension, profit and retirement savings, cafeteria, severance, disability, death, medical, welfare or other benefit plan, program or arrangement (whether oral or written) that is an "employee benefit plan," as defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended, ("ERISA") that is subject to the provisions of ERISA (collectively, the "ERISA Benefit Plans") which the Company or any entity, trade or business that is, together with the Company, required to be treated as a single employer pursuant to Section 414 of the Code or Section 4001 of ERISA (a "Controlled Group Member") sponsors or maintains or to which the Company or such entity, trade or business is required to contribute, (iii) each deferred compensation, cash bonus, stock bonus, performance or other incentive compensation, severance, vacation, paid time off or paid sick time benefit plan, program or arrangement (whether oral or written), that is not governed by ERISA (collectively, the "Non-ERISA Benefit Plans"), providing any such benefits to any current or former employee, officer or director of the Company or any Controlled Group Member other than, in the case of former employees, officers or directors, such benefits for which the Company or any Controlled Group Member has no current liability or obligation (such plans, agreements, arrangements described in clauses (ii) and (iii) and related trusts and related agreements and arrangements being hereinafter referred to as the "Benefit Plans"). To the extent applicable, the Company has delivered or made available to Acquirer true and complete copies of all written Benefit Plans, summary plan descriptions and all financial statements, actuarial reports and annual reports and returns filed with the Internal Revenue Service or Department of Labor with respect to the three (3) most recent filings made for such Benefit Plans prior to the date hereof.

(b) Neither the Company nor any Controlled Group Member has any obligation to provide health or other welfare benefits to former, retired or terminated employees, except as specifically required under Section 4980B of the Code or
Part 6 of Subtitle B of Title I of ERISA.

(c) Neither the Company nor any Controlled Group Member maintains, sponsors, contributes to, or has an obligation to contribute to, or has maintained, sponsored, contributed to, or had an obligation to contribute to, any "defined benefit plan" (within the meaning of Section 3(35) of ERISA), any multiemployer plan (within the meaning of Section 3(37) of ERISA), or any multiple employer plan (within the meaning of Section 413 of the Code).

(d) No payment made or deemed made by the Company or any Company Subsidiary as a result of the Transactions will be disallowed as a deduction by the Company or such Company Subsidiary as a result of the limitations contained in Section 280G of the Code, and no such payment will be subject to the excise tax pursuant to Code Section 4999.

(e) Each Benefit Plan has been operated and administered in all material respects in compliance with its terms and complies, as applicable, in all material respects with the requirements of ERISA and the Code, and all other applicable laws. No "prohibited transaction" (within the meaning of Section 406 of ERISA or Section 4975(c) of the Code) has occurred with respect to any ERISA Benefit Plan. Each Benefit Plan can be amended, discontinued or terminated at any time (including after the Effective Time) in accordance with its terms, without liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event, or (B) liabilities for which sufficient assets are set aside in a trust or insurance contract to satisfy such liabilities or which are accrued on the Company Financial Statements). All contributions required to be made in connection with any Benefit Plan through the date hereof have been timely made or, if not yet due, have been accrued on the Company Financial Statements to the extent required to be accrued thereon.

Section 2.15 Environmental Matters.

(a) Each of the Company and Company Subsidiary possesses in full force and effect all Environmental Permits necessary to conduct its businesses and operations as now being conducted, except where the failure to possess and maintain such Environmental Permits could not reasonably be expected to result in a Company Material Adverse Effect. None of the Company or any Company Subsidiary has been notified in writing by any Governmental Entity that any Environmental Permits will be modified, suspended or revoked, except when such modification, suspension or revocation could not reasonably be expected to result in a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries is in compliance with all applicable Environmental Laws and the terms and conditions of all Environmental Permits, except where the failure to so comply could not reasonably be expected to result in a Company Material Adverse Effect. None of the Company or the Company Subsidiaries has received any written communication from any Governmental Entity or other Person that alleges that the Company or any of the Company Subsidiaries has violated or is, or may be, liable under any Environmental Law, and which constitutes a potential continuing liability or obligation of the Company.

(c) There are no past or pending or, to the knowledge of the Company, threatened Environmental Claims (i) against the Company or any Company Subsidiary or (ii) against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed, either by Contract or by operation of law, and none of the Company or any Company Subsidiary has contractually retained or assumed any liabilities or obligations that could reasonably be expected to result in an Environmental Claim against the Company or any Company Subsidiary.

(d) There have been no Releases of any Hazardous Materials at, from, in, to, on or under any real properties currently or, to the knowledge of the Company, previously owned, leased, or utilized by the Company or any Company Subsidiary, predecessors, or Affiliates that could reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary, predecessors or Affiliates transported or arranged for the transportation, treatment, storage, handling or disposal of any Hazardous Materials to any off-site location that could reasonably be expected to result in an Environmental Claim against the Company or any Company Subsidiary.

(f) There are no (i) underground storage tanks, active or abandoned, (ii) polychlorinated biphenyl containing equipment or (iii) asbestos containing material within the leasehold of any site or building utilized by the Company or any Company Subsidiary that could reasonably be expected to result in an Environmental Claim against the Company or any Company Subsidiary.

(g) There have been no environmental investigations, studies, material tests, audits, reviews or other analyses conducted by, on behalf of, the Company or any of its Subsidiaries, and which are in the possession or control of the Company or any of its Subsidiaries, which have not been delivered or made available to Acquirer.

(h) For purposes of this Agreement, the following defined terms shall apply:

     (i) "Environmental Claims" means any and all actions, orders, decrees, suits, demands, directives, claims, Liens, investigations, proceedings or notices of violation by any Governmental Entity or other Person alleging potential responsibility or liability arising out of, based on or related to (1) the presence, Release or threatened Release of, or exposure to, any Hazardous Materials at any location or (2) circumstances forming the basis of any violation or alleged violation of any Environmental Law, except in any case as could not reasonably be expected to have a Company Material Adverse Effect;

     (ii) "Environmental Laws" means all laws, rules, regulations, orders, decrees, common law, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Entity with applicable authority over such matters relating to pollution or protection of the environment or human health;

     (iii) "Environmental Permits" means all permits, licenses, registrations and other authorizations required under applicable Environmental Laws;

     (iv) "Hazardous Materials" means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls, radon gas and all other substances or wastes of any nature designated as a danger to human health or the environment pursuant to any Environmental Law; and

     (v) "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment or within any building, structure, facility or fixture.

Section 2.16 Contracts; No Defaults.

(a) Each material contract (as defined in Item 601 of Regulation S-K of the SEC) (collectively, the "Material Contracts") of the Company is enforceable against the Company or a Company Subsidiary and to the Company's knowledge is enforceable against the other parties to such Material Contract, in accordance with its terms, except to the extent it has previously expired in accordance with its terms or to the extent the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws generally affecting the rights of creditors and the application of general principles of equity or public policy (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) (i) Neither the Company nor any Company Subsidiary has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to result in a Company Material Adverse Effect; and, to the knowledge of the Company, no other person has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that have not had and would not reasonably be expected to result in a Company Material Adverse Effect; (ii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Material Contract, (B) give any person the right to declare a default or exercise any remedy under any Material Contract, (C) give any person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract,
(D) give any person the right to accelerate the maturity or performance of any Material Contract, or (E) give any person the right to cancel, terminate or modify any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to result in a Company Material Adverse Effect; and (iii) since June 2, 2004, neither the Company nor any Company Subsidiary has received any written notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to result in a Company Material Adverse Effect.

Section 2.17 Insurance. All physical assets of the Company and the Company Subsidiaries carried for value on the Company Financial Statements are covered by fire and other insurance with responsible insurers against such risks and in such amounts as are reasonable for prudent owners of comparable assets. Neither the Company nor any Company Subsidiary is in default with respect to any of the provisions contained in any such policies of insurance or has failed to give any notice or pay any premium or present any claim under any such insurance policy, except for such defaults or failures that could not reasonably be expected to have a Company Material Adverse Effect. The Company has no reason to believe that any of its insurance policies will not be renewed by the insurer upon the scheduled expiration of the policy or will be renewed by the insurer only on the basis that there will be a material increase in the premiums payable in respect of the policy. The Company has delivered or made available to Acquirer true and complete copies of all of such insurance policies.

Section 2.18 No Restrictions on Business. Except for this Agreement, there is no Contract, judgment, injunction, order or decree binding upon the Company or any Company Subsidiary which has or could reasonably be expected to have the effect of prohibiting or impairing any significant business practice of the Company or any Company Subsidiary, acquisition of property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary as currently conducted or as currently proposed to be conducted by the Company.

                                   ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer represents and warrants to the Company that:

Section 3.01 Organization, Standing and Power. Acquirer was duly formed and is validly existing and in good standing under the laws of Delaware and has the requisite power and authority to conduct its business as presently conducted. Acquirer has made available to the Company a true and complete copy of its certificate of formation, as amended to date.

Section 3.02 Acquirer.

(a) Since the date of its formation, Acquirer has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Acquirer has no subsidiaries.

(b) As of the date of this Agreement, the membership interests that have been issued by Acquirer have been validly issued, are fully paid and are owned free and clear of any Lien.

Section 3.03 Authority; Execution and Delivery; Enforceability. Acquirer has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions in accordance with the terms of this Agreement. The execution and delivery by Acquirer of this Agreement and the consummation of the Transactions has been duly authorized by all necessary action on the part of Acquirer or its members and no other proceedings on the part of Acquirer are necessary to approve this Agreement or to consummate the Transactions. Acquirer has duly approved this Agreement, the Offer and the other Transactions. Acquirer has duly executed and delivered this Agreement, and, assuming due execution and delivery hereof by the Company, this Agreement constitutes the legal, valid and binding obligation of Acquirer, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and other similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles.

Section 3.04 No Conflicts; Consents. The execution and delivery by Acquirer of this Agreement does not, and the consummation of the Transactions will not (i) violate any Law or Judgment in each case applicable to Acquirer or by which any of its property is bound, (ii) violate the certificate of formation or operating agreement of Acquirer, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) on any of the properties or assets of Acquirer pursuant to, any provision of any contract (whether written or oral), lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument or permit to which Acquirer is a party or by which any of its properties or assets is bound, except in the case of clauses (i) and (ii), for failures which would not have or result in an Acquirer Material Adverse Effect. No Consent of, or registration, declaration or filing with, or permit from any Governmental Entity is required to be obtained or made by or with respect to Acquirer in connection with the execution, delivery and performance of this Agreement thereby or the consummation of the Transactions, other than (i) the filing with the SEC of the Offer Documents and such reports under Sections 13 and 16 of the Exchange Act, as may be required in connection with this Agreement, the Offer and the other Transactions, (ii) requirements, if any, under Competition Laws, and (iii) such filings as may be required in connection with the Taxes described in Section 5.08.

Section 3.05 Information Supplied. At the time the Offer Documents are filed with the SEC, at any time they are amended or supplemented or at the time they are first mailed to stockholders of the Company, the Offer Documents, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that this representation and warranty is and shall be made by Acquirer in this Section 3.05 solely with respect to statements made or incorporated by reference therein based on information supplied by Acquirer, any other member of the Acquirer Group or their Representatives for inclusion or incorporation by reference in such documents. None of the information supplied or to be supplied by Acquirer, any other member of the Acquirer Group or their Representatives for inclusion or incorporation by reference in the Offer Documents will, at the time any such documents are filed with the SEC, at any time they are amended or supplemented or at the time they are first mailed to the Company's stockholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 3.06 Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Offer and the other
Transactions from any Person other than Acquirer or any other member of the Acquirer Group based upon arrangements made by or on behalf of Acquirer or any other member of the Acquirer Group.

Section 3.07 Financing. Acquirer has received, and has provided to the Company, a true and complete copy of a written financing commitment (which has not expired or been cancelled, terminated, amended or otherwise modified) from Fleet Capital Corporation in an amount sufficient to enable the maintenance or replacement of the Company's current credit facility. At the time of the Share Acceptance, Acquirer will have monies sufficient for the payment of (i) the Offer Price in respect of all Shares tendered pursuant to the Offer, (ii) the Cancellation Consideration in respect of the cancellation of all Company Stock Options pursuant to Section 5.03, and (iii) all expenses associated with any of the foregoing (including, but not limited to, applicable Acquirer broker fees and expenses).

Section 3.08 Board Authorizing Agreements.

(a) Concurrently with the execution and delivery of this Agreement: (i) Acquirer and the stockholder of the Company named in that certain Voting Agreement by and between them (the "Voting Agreement") are executing and delivering the Voting Agreement and Acquirer is executing in favor of such stockholder the irrevocable proxy provided for therein (the "Proxy"); and (ii) Acquirer and certain other members of the Acquirer Group named as the initial signatories in that certain Board Composition Agreement by and among them (the "Board Composition Agreement" and, together with the Voting Agreement and the Proxy, the "Board Authorizing Agreements") are executing and delivering the Board Composition Agreement.

(b) True and complete copies of the Board Authorizing Agreements, in the forms being executed and delivered concurrently herewith, have been furnished to the Company.

(c) Neither Acquirer nor the stockholder named in the Voting Agreement will amend or revoke the Voting Agreement or the Proxy prior to the Share Acceptance or has any plans to do so thereafter.

(d) Each initial party to any Board Authorizing Agreement (a "Subject Party") has all requisite power and authority to execute and deliver such Board Authorizing Agreement and to perform its respective obligations thereunder. The execution, delivery and performance by such Subject Party of such Board Authorizing Agreement and the performance of such Subject Party's obligations thereunder have been duly authorized by all necessary action on the part of such Subject Party and no other proceedings on the part of such Subject Party are necessary to approve such Board Authorizing Agreement or to consummate the transactions provided for therein. Such Subject Party has duly approved such Board Authorizing Agreement. Assuming due execution and delivery thereof by all other Subject Parties, such Board Authorizing Agreement constitutes the legal, valid and binding obligation of such Subject Party enforceable against such Subject Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and other similar Laws of general applicably relating to or affecting creditors' rights and general equitable principles.


                                   ARTICLE IV
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.01 Conduct of Business by the Company.

(a) Except for matters contemplated by this Agreement, from the date of this Agreement until the Share Acceptance (or the earlier termination of this Agreement pursuant to Article VII), the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in light of the existing circumstances in the ordinary course, including operating in compliance with Law and making all required filings with the SEC, (ii) use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its current relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having material business dealings with it, and
(iii) permit reasonable, on-site access during normal business hours to a designated representative of Acquirer, which representative shall be Rich Hassert. Without limiting the generality of the foregoing, except as expressly provided in this Agreement or as consented to in writing by Acquirer (which consent will not be unreasonably withheld or delayed), prior to the earlier of
(A) the Share  Acceptance and (B) the termination of this Agreement  pursuant to
Article VII, neither the Company nor any Company Subsidiary will:

     (i) amend its charter and organizational documents;

     (ii) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights), except for the issuance and sale of shares of Company Common Stock pursuant to the exercise of stock options or warrants outstanding on the date hereof;

     (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of the Company Subsidiaries;

     (iv)  subject  to  Section  4.02,  adopt  a plan  of  complete  or  partial
     liquidation,    dissolution,    merger,    consolidation,    restructuring,
     recapitalization or other reorganization of the Company;

     (v) (A) incur or assume any long-term or short-term indebtedness for borrowed money or issue any debt securities in each case, except for borrowings under existing lines of credit in the Company's ordinary course of business, or materially modify or agree to any material amendment of the terms of any of the foregoing; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except for obligations of the Company Subsidiaries incurred in the ordinary course of business; (C) make any loans, advances or capital contributions to or investments in any other Person (other than to a Company Subsidiary in the ordinary course of business); (D) pledge or otherwise create or suffer to exist any Lien (except for a Permitted Lien) with respect to shares of capital stock of the Company or the Company Subsidiaries or (E) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any other Lien thereon except for a Permitted Lien;

     (vi) except as otherwise contemplated by this Agreement and except for increases in salary, wages and benefits granted to employees of the Company or Company Subsidiaries in conjunction with promotions or other changes in job status consistent with past practice (other than promotions or other changes in job status for officers and directors of the Company), or as required under existing agreements or otherwise made in the ordinary course of business, and except as may be required by applicable Law, enter into, adopt or amend or terminate (other than by expiration) any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units); provided, however, that any incentive or bonus plans or programs for 2005 shall be permitted only to the extent set forth in Section 4.01(a)(vi) of the Company Disclosure Letter;

     (vii) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date hereof, copies of which have been provided to Acquirer, or as required by applicable federal, state or local law or regulations;

     (viii) (A) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions having a fair market value in excess of $250,000 in the aggregate, other than sales of its products in the ordinary course of business; or (B) enter into any exclusive license, distribution, marketing, sales or other agreement;

     (ix) except as may be required as a result of a change in applicable Law or in GAAP, change any of the accounting principles, practices or methods used by it;

     (x) (A) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any material equity interest therein; (B) amend, modify or waive any material right under any Material Contract; or (C) authorize any capital expenditure or expenditures, (aa) in respect of the fourth quarter of 2004, in excess of already committed and budgeted expenditures plus an additional $200,000, and (bb) in respect of the first quarter of 2005 in excess of $1.8 million in the aggregate;

     (xi) make or revoke any material tax election or settle or compromise any income tax liability in excess of $100,000;

     (xii) fail to file any Tax returns when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax returns when filed to be complete and accurate in all material respects;

     (xiii) fail to pay any material Taxes or other material debts when due unless being contested in good faith and promptly disclosed to Acquirer;

     (xiv) settle or compromise any pending or threatened suit, action or claim that (A) relates to the transactions contemplated hereby; (B) the settlement or compromise of which would involve more than $250,000 out of pocket expenses for the Company or any Company Subsidiary; or (C) that would reasonably be expected to result in a Company Material Adverse Effect;

     (xv) make any material change in its practices, procedures or methods with respect to billing, collections or payment of accounts, including delaying payment of any accounts payable or accelerating the collection of any accounts receivable, except, with respect to delaying payment of any accounts payable or accelerating the collection of any accounts receivable, to the extent consistent with past practice; or

     (xvi) agree in writing to take any of the actions described in Sections 4.01(a)(i) through (a)(xv).

(b) Except as otherwise permitted by Section 4.02, the Company, on the one hand, and Acquirer on the other hand, shall not, and shall not permit any of their subsidiaries or affiliates to, take any action that would, or that is reasonably likely to, result in any of the representations and warranties of such party set forth in this Agreement becoming untrue, other than, in the case of the representations and warranties of the Company, for such failures to be true and correct that, individually or in the aggregate, have not resulted and are not reasonably likely to result in the condition in Section 6.01(c) not being satisfied.

Section 4.02 Company Takeover Proposals.

(a) The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any of its or any Company Subsidiary's Representatives to, directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate any Company Takeover Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Company Takeover Proposal; or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with any Company Takeover Proposal; provided, however, that at any time prior to the Share Acceptance, the Company may, in response to a bona fide unsolicited Company Takeover Proposal, and subject to compliance with this Section 4.02: (x) furnish information with respect to the Company to the person making such Company Takeover Proposal (and its representatives) pursuant to a confidentiality agreement that is no less favorable to the Company than the Confidentiality Agreement between Equity Group Investments, L.L.C. and the Company dated July 19, 2004, provided that all of such information not previously supplied to Acquirer is provided to Acquirer on a substantially concurrent basis; and (y) participate in discussions and negotiations with the person making such Company Takeover Proposal (and its representatives) regarding such Company Takeover Proposal, if (1) the Special Committee determines in good faith, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, (2) the Special Committee determines that such Company Takeover Proposal constitutes a Superior Company Proposal, or a Company Takeover Proposal that could reasonably be expected to result in a Superior Company Proposal, and
(3) the Company provides Acquirer with notice that it intends to engage in any of the actions contemplated in clauses (x) and (y) above, identifying the Company Takeover Proposal and the parties thereto and delivering an accurate description of all material terms of the Company Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 4.02(a) by any director, officer or employee of the Company or any of its Subsidiaries or any financial advisor, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.02(a) by the Company.

(b) The Company Board shall not (i) withdraw or modify in a manner adverse to Acquirer, or propose publicly to withdraw or modify, in a manner adverse to Acquirer, the recommendation by the Company Board of this Agreement or the Offer, in each case unless the Company Board determines in good faith, after consultation with outside counsel, that it is necessary to do so to comply with its fiduciary duties (any such withdrawal, modification or proposal being referred to herein as an "Adverse Recommendation Change"), (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, if, prior to the Share Acceptance, the Company Board receives a Superior Company Proposal, then the Company Board may, in accordance with Section 7.05(b) below, approve and recommend such Superior Company Proposal and cause the Company to terminate this Agreement and concurrently (or substantially contemporaneously) enter into a definitive agreement providing for the implementation of such Superior Company Proposal.

(c) The Company promptly (but in no event later than 24 hours) shall advise Acquirer orally and in writing of any Company Takeover Proposal made to the Company or its Representatives, the Special Committee or a member thereof, or to a Representative of the Special Committee, the identity of the person making any such Company Takeover Proposal (including the parties in interest thereto, to the extent known to the Company or the Special Committee) and the material terms of any such Company Takeover Proposal. The Company shall keep Acquirer informed of the status (including any change to the material terms) of any such Company Takeover Proposal or inquiry.

(d) Nothing contained in this Section 4.02 shall prohibit the Company from taking any action necessary to comply with Rule 14d-9 or Rule 14e-2(a) of the SEC or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Special Committee, after consultation with outside counsel, failure to so disclose would be inconsistent with its obligations under applicable Law, it being understood that if any such disclosure constitutes an Adverse Recommendation Change, Acquirer shall have the rights provided in the event of an Adverse Recommendation Change.

(e) The Company shall (i) immediately cease discussions or negotiations with any person conducted heretofore with respect to a Company Takeover Proposal and existing as of the date of this Agreement and (ii) take all steps necessary to ensure that any information that may be exchanged after the date hereof shall be subject to the terms and conditions of this Agreement.


                                    ARTICLE V
                              ADDITIONAL AGREEMENTS

Section 5.01 Preparation of SEC Documents. As promptly as reasonably practicable following the date of this Agreement, (i) Acquirer shall provide the Company with all information with respect to the Acquirer Group as is reasonably necessary or advisable for inclusion in the Schedule 14D-9, (ii) the Company shall provide Acquirer with all information with respect to the Company as is reasonably necessary or advisable for inclusion in the Offer Documents and (iii) each of the Company and Acquirer shall prepare and, after obtaining the approval of the other party, which approval shall not be unreasonably withheld, delayed or conditioned, file with the SEC the Schedule 14D-9 (in the case of the Company) or the Offer Documents (in the case of Acquirer). Without limiting the foregoing, each of the Company and Acquirer will take all reasonable steps necessary or advisable to enable the Offer Documents and Schedule 14D-9 to be filed with the SEC, as soon as practicable in accordance with Section 1.01 hereof.

Section 5.02 Commercially Reasonable Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, unless, to the extent permitted by Section 4.02(b), the Company Board approves or recommends a Superior Company Proposal, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary actions or nonactions, Consents and waivers from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain a Consent or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents or waivers from third parties under Contracts, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of any of the Transactions, including seeking to have any stay, order or injunction entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board shall (x) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 5.02 from taking any action permitted by Section 4.02(b) or (d). Acquirer will use its reasonable efforts to cooperate with the Company, at the Company's reasonable request, in the performance of the Company's obligations in clauses (i), (ii) and (iii) above.

Section 5.03 Stock Options; Employee Stock Purchase Plan.

(a) Each outstanding and unexercised option to purchase shares of Company Common Stock issued under any Company Stock Plan (collectively, the "Company Stock Options"), whether vested or unvested, as to which an option cancellation agreement (in form and substance reasonably acceptable to Company and Acquirer) providing for the cancellation of such option hereunder has been delivered prior to the Share Acceptance, shall terminate and be canceled as of the Share Acceptance. In consideration for the cancellation thereof, each person who holds an exercisable Company Stock Option (including options which, by their terms, become exercisable as a result of the Transactions hereby) shall be entitled to receive, in consideration therefor, a cash payment promptly after the Share Acceptance (the "Cancellation Consideration") equal to the product of (i) the excess, if any, of the Offer Price over the per share exercise price of such Company Stock Option, multiplied by (ii) the aggregate number of shares of Company Common Stock then subject to such Company Stock Option. Prior to the Share Acceptance, the Company and Acquirer shall cooperate in an effort to obtain an option cancellation agreement executed by each holder of a Company Stock Option in form and substance reasonably acceptable to Acquirer and to the Company. Acquirer shall provide to the Company the funds necessary to pay the Cancellation Consideration. Substantially concurrent with the payment of the Cancellation Consideration, the Company shall issue and sell to Acquirer, and Acquirer shall purchase, for a purchase price equal to the aggregate amount of all the Cancellation Consideration paid to all such holders, the number of Shares equal to (x) the aggregate amount of such Cancellation Consideration divided by (y) the Offer Price.

(b) As promptly as practicable following the Share Acceptance, but in no event later than five Business Days thereafter, Acquirer shall cause the Cancellation Consideration to be paid to each holder of Company Stock Options who has not previously exercised his or her Company Stock Options and who has executed and delivered an option cancellation agreement. Payment of the Cancellation
Consideration shall be net of any required withholding taxes and no interest shall be paid or accrue thereon.

(c) Prior to the Share Acceptance, the Company Board shall adopt resolutions, in form and substance reasonably acceptable to Acquirer, terminating, as of the Share Acceptance or an earlier date determined by the Company, the Company Employee Stock Purchase Plan in accordance with its terms.

Section 5.04 Competition Laws. Each of Acquirer and the Company will (i) make any filings required of such party under Competition Laws with respect to the Transactions as soon as reasonably practicable or as otherwise required after the date of this Agreement; (ii) comply at the earliest reasonably practicable date with any request under Competition Laws for information, documents or other materials received by such party from any Governmental Entity in respect of the Transactions; (iii) promptly notify the other of (A) the receipt of any comments on, or any request of amendments or supplements to, any such filings or information, documents, or other materials by any Governmental Entity or official, and (B) any other communications from or with any Governmental Entity with respect to the Transactions; and (iv) cooperate with the other party in connection with making any filing under Competition Laws and in connection with any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity under Competition Laws with respect to the Transactions, including (A) supplying the other with information which may be required to effectuate any such filings or applications, (B) keeping the other party apprised of the status of matters relating to the completion of the Transactions contemplated by this Agreement and working cooperatively in connection with obtaining any consents from any Governmental Entity, (C) not participating in any meeting with any Governmental Entity unless it consults with the other party in advance, to the extent permitted by such Governmental Entity, and (D) providing copies of all such documents and correspondence to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.

Section 5.05 Indemnification.

(a) From and after the Share Acceptance, Acquirer shall cause the Company to fulfill and honor in all respects the indemnification obligations of the Company pursuant to the Company Charter, the Company By-laws and any indemnification or similar agreement to which the Company is a party, each as in effect on the date hereof, with respect to each present and former Person who serves or served as a director, officer, employee or agent of the Company or any Company Subsidiary at any time at or before the Share Acceptance (each, together with such Person's heirs, executors or administrators, an "Indemnified Person").

(b) Without limiting the generality of Section 5.05(a), from and after the Share Acceptance, the certificate of incorporation and by-laws of the Company shall continue to contain provisions with respect to exculpation from liability, indemnification and advancement of expenses that are at least as favorable to the Indemnified Persons as those contained in the Company Charter and the Company By-laws as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Share Acceptance in any manner that would adversely affect the rights of the Indemnified Persons who, immediately prior to the Share Acceptance, were directors and officers of the Company, unless such modification is required by law.

(c) Prior to the Share Acceptance, the Company shall purchase a fully prepaid "tail" policy under the Company's existing directors' and officers' liability insurance policy with American International Group, Inc. ("AIG"), or, if unavailable from AIG and the current excess carriers, another insurance provider or providers mutually acceptable to the Special Committee and Acquirer, such policy or policies to (i) provide for aggregate coverage of at least $15,000,000 at a cost not to exceed $1,000,000, (or, to the extent the cost for such aggregate coverage would exceed $1,000,000, aggregate coverage for the maximum amount available on substantially equivalent terms for $1,000,000), (ii) be effective for a period of six years commencing on the Share Acceptance, and
(iii) otherwise be on terms and conditions reasonably acceptable to the Special Committee ("Tail Coverage"). Until the sixth anniversary of the Share Acceptance, Acquirer shall cause the Company (i) to maintain the Tail Coverage in full force and effect, (ii) not to amend or otherwise modify the Tail Coverage or take any action that would result in the cancellation, termination, amendment or modification of the Tail Coverage, and (iii) to continue to honor its obligations under the Tail Coverage.

(d) If, following the Share Acceptance, the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or its assets assume (x) the indemnification obligations set forth in the Company Charter, the Company By-laws and any indemnification or similar agreement to which the Company is a party, each as in effect on the date hereof, with respect to each Indemnified Person; and (y) the obligations set forth in this Section 5.05.

(e) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Share Acceptance) is made against any Indemnified Person, the provisions of this
Section 5.05 shall continue in effect until the final disposition of such claim, action, suit proceeding or investigation.

(f) This Section 5.05 shall continue in effect following the Share Acceptance. The Company shall reimburse all expenses, including reasonable attorneys' fees and expenses, incurred by any Person to enforce the Company's obligations under this Section 5.05. This Section 5.05 is intended to be for the benefit of and to grant third party rights to Indemnified Persons, whether or not parties to this Agreement, and each of the Indemnified Persons shall be entitled to enforce the covenants contained herein. The parties hereto agree that irreparable damage would occur to the Indemnified Persons in the event that any of the provisions of this Section 5.05 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Indemnified Persons shall be entitled to an injunction or injunctions (without the necessity of posting any bond or other security) to prevent breaches of this
Section  5.05 and to  enforce  specifically  the  terms and  provisions  of this
Section 5.05 in any Illinois state court or any Federal court located in Chicago, Illinois, this being in addition to any other remedy to which they are entitled at law or in equity.

(g) The covenants contained in this Section 5.05 shall not be deemed exclusive of other rights to which an Indemnified Person is entitled, whether pursuant to Law, contract or otherwise.

Section 5.06 Fees and Expenses.

(a) Except as otherwise provided below, all fees, costs and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer is consummated.

(b) In the event (A) this Agreement is terminated pursuant to Sections 7.01(a)(i) or 7.01(b) and at or prior to such termination (1) Acquirer shall not have breached this Agreement in any material respect, (2) a Company Takeover Proposal shall have been publicly announced, commenced or otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (3) such Company Takeover Proposal or intention has not been withdrawn and (4) within six (6) months following the termination of this Agreement, with respect to a termination of this Agreement pursuant to Section 7.01(b), a definitive agreement relating to a Company Takeover Proposal is executed by the Company, or with respect to a termination of this Agreement pursuant to Section 7.01(a)(i), a Company Takeover Proposal is consummated, (B) Acquirer terminates this Agreement pursuant to Section 7.01(c) or (C) the Company terminates this Agreement pursuant to Section 7.05(b), then the Company shall pay Acquirer, by wire transfer of same day funds to an account designated by Acquirer, an amount (the "Expense Reimbursement Fee") equal to all out of pocket fees, costs and expenses, including the reasonable fees and expenses of Acquirer's counsel and accountants and the fees and expenses of Fleet Capital Corporation and its counsel, incurred by Acquirer (including such out of pocket fees, costs and expenses Acquirer has incurred for the benefit of, or has agreed to reimburse to, or advance for the account of, its members) in connection with (i) the amendment of the Company's Loan and Security Agreement with Bank of America Business Capital (f/k/a Fleet Capital Corporation), (ii) the execution of this Agreement, and (iii) the Transactions (collectively, the "Acquirer Expenses"), provided that Acquirer has delivered to the Special Committee invoices and other supporting documentation with respect to such Acquirer Expenses, and provided, further, that the aggregate amount of such Acquirer Expenses reimbursable by the Company under this Section 5.06(b) shall be limited to $750,000. For the avoidance of doubt, in the event of a termination of this Agreement by Acquirer pursuant to Section 7.01(b), the Expense Reimbursement Fee shall not constitute liquidated damages, and the payment of the Expense Reimbursement Fee by the Company to Acquirer shall not relieve the Company of any liabilities or obligations to Acquirer resulting from or arising in connection with any willful and material breach by the Company of any representation, warranty or covenant of the Company set forth in this Agreement.

(c) In case of  termination  of this  Agreement  by (i) the Company  pursuant to
Section 7.05(b) or (ii) Acquirer pursuant to Section 7.01(c), the Expense Reimbursement Fee shall be paid by the Company prior to or simultaneous with the termination of the Agreement. In case of termination of this Agreement by the Company or Acquirer pursuant to Sections 7.01(a)(i), the Expense Reimbursement Fee, if applicable, shall be paid by the Company upon the consummation of the transaction contemplated by the applicable Company Takeover Proposal. In case of termination of this Agreement pursuant to Section 7.01(b), the Expense Reimbursement Fee, if applicable shall be paid by the Company upon the execution of a definitive agreement relating to a Company Takeover Proposal.

(d) Immediately preceding the Share Acceptance, and upon written certification to the Company from Acquirer that the Share Acceptance will occur immediately thereafter and confirmation from the Acquirer to the Company that all funds necessary to pay the Offer Price in respect of Shares tendered pursuant to the Offer have been deposited with the depositary for the Offer, the Company shall pay Acquirer, by wire transfer of same day funds to an account designated by Acquirer, an amount equal to the Acquirer Expenses, provided that Acquirer has delivered to the Special Committee invoices and other supporting documentation with respect to such Acquirer Expenses, and provided, further, that the aggregate amount of such Acquirer Expenses reimbursable by the Company under this Section 5.06(d) shall be limited to $1,500,000. In the event that this Agreement is terminated prior to the occurrence of the Share Acceptance, Acquirer shall repay to the Company, by wire transfer of same day funds to an account designated by the Company, the amount of the Acquirer Expenses theretofore paid under this Section 5.06(d) as promptly as practicable and in any event within one business day.

The Company acknowledges that the agreements contained in this Section 5.06 are an integral part of the Transactions, and that, without these agreements, Acquirer would not enter into this Agreement.

Section 5.07 Public Announcements. Acquirer and all other members of the Acquirer Group, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or obligations pursuant to any listing agreement with The NASDAQ Stock Market, Inc. Further, Acquirer and all other members of the Acquirer Group, on the one hand, and the Company, on the other hand, shall consult with each other before holding any press conferences, analyst calls or other meetings or discussions with respect to the Transactions.

Section  5.08  Transfer  Taxes.  All  stock  transfer,   real  estate  transfer,
documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the Transactions shall be paid by the Company, and the Company shall cooperate with Acquirer in preparing, executing and filing any returns with respect to such Transfer Taxes.

Section 5.09 Rights Agreement. Except as approved in writing by Acquirer or contemplated by this Agreement, prior to the Share Acceptance the Company Board shall not (i) amend the Company Rights Agreement, (ii) redeem the Company Rights or (iii) take any action with respect to, or make any determination under, the Company Rights Agreement, in each case, unless the Company Board determines in good faith, after compliance with applicable provisions of this Agreement and after consultation with outside counsel, that such action is necessary to do so to comply with its fiduciary duties.

Section 5.10 Delisting. If, following the Share Acceptance, the Company Common Stock is eligible, or required, to be delisted from the NASDAQ SmallCap Market under the applicable rules thereof, the Company and Acquirer acknowledge that such delisting shall be effected by the Company.

Section 5.11 Conveyance Taxes. Acquirer and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration or other fees or any similar taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time. All such taxes will be paid by the party bearing the legal responsibility for such payment.

Section 5.12 Acquirer. Prior to the Share Acceptance, Acquirer shall not conduct any business or make any investments other than as specifically contemplated by or in furtherance of this Agreement, or incur or guarantee any indebtedness other than as necessary for the consummation of the Transactions.

Section 5.13 Employee and Termination Benefits.

(a) Acquirer shall cause the Company, through 90 days after the Share Acceptance, to provide compensation and benefits to the employees of the Company and the Company Subsidiaries (other than those employees terminated for cause) as of the Share Acceptance ("Company Employees") that are, in the aggregate, no less favorable than those provided to Company Employees as of the Share Acceptance, to the extent, if any, to which such compensation and benefits are not provided during such 90-day period under any agreement referred to in
Section 5.13(b) or under any Company Benefit Plan. Any former Company Employees who receive any compensation or benefits as of the Share Acceptance shall continue to receive such compensation and benefits for the lesser of such 90-day period and the period of time provided for under the Company's relevant benefit plans as of the Share Acceptance. With respect to any compensation, severance, termination, benefit, welfare and similar plans or arrangements in which Company Employees first become eligible to participate on or after the Share Acceptance (the "New Company Plans"), Acquirer shall cause the Company, to the extent allowable by its third party providers, to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees under any health and welfare New Company Plans in which such Company Employee may be eligible to participate after the Share Acceptance, and deductibles, coinsurance or maximum out-of-pocket payments made by such Company Employee during the applicable plan year in which such Company Employee first participates in the applicable New Company Plan occurs shall reduce the amount of deductibles, coinsurance and maximum out-of-pocket payments under the New Company Plans, provided, that, for purposes of deductibles, coinsurance and out-of-pocket payments, such Company Employee was enrolled under the Company Benefit Plans immediately prior to the effective time of coverage in the New Company Plans, and (ii) recognize service of Company Employees accrued prior to the Share Acceptance for purposes of eligibility to participate and vesting credit (and levels of benefits) in any New Company Plan in which such Company Employee may be eligible to participate after the Share Acceptance, to the extent such service would have been taken into account under the applicable Company Benefit Plans.

(b) From and after the Share Acceptance, Acquirer shall cause the Company to honor and assume, in accordance with their terms, all existing employment, change-of-control, retention, non-competition, non-solicitation and severance agreements between the Company or any of its Subsidiaries and any Company Employee, to the extent the same have been identified in the Company Disclosure Letter, and all benefits or other amounts earned or accrued to the extent vested or which becomes vested in the ordinary course, through the Share Acceptance (including paying amounts payable at the Share Acceptance, as set forth in the Disclosure Letter, pursuant to the Company's 1998 Executive Incentive Plan, Management Incentive Plan and Compensation Plan for Retirement, Profit Sharing/401(k) Plan dated December 5, 2001, as amended, as determined in accordance with the terms of each such plan), under the Company Benefit Plans identified in the Company Disclosure Letter.

(c) In the event of any termination of any Company Benefit Plan following the Share Acceptance, terminated Company or Surviving Corporation employees and their qualified beneficiaries will have the right to continued coverage under group health plans of the Company as required by Code Section 4980B(f) and ERISA Sections 601 through 609.

Section 5.14 Company Board Resolutions. Prior to the Share Acceptance, the Company Board shall adopt resolutions, each of which shall be contingent upon the Share Acceptance, as reasonably requested by Acquirer, in connection with
(i) the approval of the appointment of the Board Designees as the new directors of the Company pursuant to Section 1.03 hereof, and (ii) the approval of the proposed amendment to the Company's credit agreement with Fleet Capital Corporation implementing the commitment letter that Acquirer has furnished to the Company in connection with the execution and delivery of this Agreement.

Section 5.15 Insurance. Effective upon the expiration of the Company's existing directors and officers liability insurance policies, the Company shall purchase an extension of such policies (the "Policy Extension") on substantially equivalent coverage terms for up to one additional year, for a premium not to exceed the amount set forth in Section 5.16 of the Company Disclosure Letter; provided, however, that any of such premium applicable to coverage for the period subsequent to the Share Acceptance shall be credited, on a pro rata basis, by the insurers against the cost of the Tail Coverage (as set forth in Section 5.05(c)). The Policy Extension shall reflect this agreement for a pro rata credit. The aggregate of the premiums payable for the Policy Extension and the Tail Coverage, after application of the credit as above, shall not exceed $1,200,000. Notwithstanding the foregoing, the $1,200,000 cap shall not apply if the Share Acceptance occurs after March 31, 2005.

Section 5.16 Certain Transactions. During the period commencing on the Share Acceptance and ending on the first anniversary thereof, Acquirer shall not, directly or through any member of the Acquirer Group, and shall not cause, suffer or permit the Company to, engage in any transaction (whether by stock purchase, stock split, merger or otherwise) that results in any Shares held by any stockholder of the Company other than any member of the Acquirer Group or any Filing Group (or any successor security to such Shares resulting from any reclassification, recapitalization or other change in the capital stock of the Company) being converted into, or eliminated in exchange for, cash unless the amount of cash paid per Share (or successor security) in such transaction is at least $2.25 per Share (or equivalent as adjusted per successor security).


                                   ARTICLE VI
                              CONDITIONS PRECEDENT

Section 6.01 Conditions to the Offer. Notwithstanding any other term of the Offer or this Agreement, Acquirer shall not be required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Acquirer's obligation to pay for or return tendered Shares promptly after termination of withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least 80% of the Shares that are outstanding immediately prior to the Share Acceptance and are not held by any member of a Filing Group (determined on a primary basis, without giving effect to the exercise or conversion of any then-outstanding options, warrants, or other rights to acquire, or securities convertible into or exercisable for, Shares) (the "Minimum Tender Condition") and (ii) the waiting period (and any extension thereof) under any Competition Law applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or this Agreement, Acquirer shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for if, at any time on or after the date of this Agreement and before the acceptance of such Shares for payment or the payment therefore, any of the following conditions exist:

(a) Injunctions or Restraints. Any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or Law preventing the consummation of the Offer, or preventing Acquirer from owning the shares of the Surviving Corporation or from operating any material part of the business of the Surviving Corporation and its subsidiaries, taken as a whole, shall be in effect; provided, however, that prior to asserting this condition, the applicable party shall have used its reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(b) Governmental Restriction. There shall be any pending or threatened suit, action or proceeding asserted by any Governmental Entity challenging or seeking to restrain or prohibit the consummation any of the Transaction.

(c) Representations and Warranties. The representations and warranties of the Company in this Agreement shall not be true and correct in all material respects (except to the extent such representations and warranties contain "Material Adverse Effect" or other materiality qualifications, to which extent such representations and warranties shall not be true and correct in all respects), as of the date of this Agreement and as of the Share Acceptance, except to the extent that such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date; provided, however, that the foregoing shall not apply to the representation and warranty in Section 2.11 to the extent that such representation and warranty has become untrue or incorrect by reason of a claim referred to in the proviso to Section 6.01(f)).

(d) Performance of Obligations of the Company. The Company shall not have performed in all material respects any obligation and complied in all material respects with any agreement or covenant of the Company to be performed or complied with by it under this Agreement prior to or at the time of the Share Acceptance.

(e) Company Certificate. The Company shall not have furnished a certificate, signed by an authorized officer, certifying compliance with the conditions set forth in Sections 6.01(c) and (d) if such certificate was requested in writing by Acquirer prior to the Share Acceptance.

(f) Litigation. There shall be any pending suit, action or proceeding that advances non-frivolous claims against Acquirer, the Company or any Company Subsidiary that seeks any equitable relief which, if successful, would prevent
(i) the consummation of the Offer, (ii) Acquirer from owning shares of the Company Common Stock or (iii) Acquirer from operating any material part of the business of the Company and its subsidiaries, taken as a whole; provided, however, that the foregoing shall not apply to any claim to the extent such claim (x) is made by, and in the capacity of, and relating to the alleged rights of, a holder of the securities issued under the Indenture dated as of May 14, 1998 among the Company and the other parties thereto, and (y) is based upon the execution, delivery or performance of this Agreement and/or the consummation or proposed consummation of any Transaction.

(g) Company Material Adverse Effect. Since the date of this Agreement, there shall have occurred and be continuing a Company Material Adverse Effect.

(h) Consents and Approvals. Any consent or approval required to be obtained, made or given in connection with the Offer and the other Transactions, and as listed on Schedule 6.01(h) of the Company Disclosure Letter, shall not have been obtained, made or given in a form reasonably satisfactory to Acquirer or shall not be in full force and effect.

(i) Directors of the Company. Acquirer shall not have received written resignations from all of the incumbent members of the Company Board of the Company or the Board Designees shall not have been duly appointed to the Company Board, subject only to the occurrence of the Share Acceptance.

(j) Company Board Resolutions. The Company Board shall not have approved the resolutions required by Section 5.03(c) and 5.14.

(k) Payment of Acquirer Expenses. The Company shall not have made the payment provided for in Section 5.06(d).

Section 6.02 Frustration of Offer Conditions. Acquirer may not rely on the failure of any condition set forth in Section 6.01 to be satisfied if such failure was caused primarily by the failure of Acquirer or any other member of the Acquirer Group to use commercially reasonable efforts to consummate the Offer.

Section 6.03 Waiver of Offer  Conditions.  The  conditions  set forth in Section
6.01 are for the sole benefit of Acquirer and may be asserted by Acquirer, in whole or in part, at any time and from time to time in the discretion of Acquirer. The failure of Acquirer at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be amended at any time or from time to time. Notwithstanding the foregoing, however, Acquirer shall not waive the Minimum Tender Condition without the prior written consent of the Company, authorized by the Special Committee where the effect of such waiver would be to entitle Acquirer to accept for payment pursuant to the Offer a number of Shares that would result in Acquirer beneficially owning (including Shares held by any member of a Filing Group) less than 70% of the outstanding Shares (determined on a fully diluted basis, giving effect to the exercise or conversion of any then-outstanding options, warrants or other rights to acquire, or securities convertible into or exercisable for, Shares).

                                   ARTICLE VII
                        TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Share Acceptance:

(a) by either Acquirer or the Company if any of the following events occur:

     (i) if the Share Acceptance does not occur on or before March 31, 2005 (the "Outside Date"), unless its failure to so occur is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; or

     (ii) if any Governmental Entity issues an order or injunction or takes any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Offer and such order, injunction or other action shall have become final and nonappealable, unless such order, injunction or other action is the result of a material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that prior to seeking to terminate, such party shall have used its commercially reasonable efforts to prevent such order, injunction or other action and to appeal as promptly as practicable any such order, injunction or other action.

(b) by Acquirer if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.01, and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach;

(c) by Acquirer if (i) the Company or any Company Subsidiary or any of their Representatives fail to comply in any material respect with Section 4.02, or
(ii) there shall have occurred a Company Triggering Event;

(d) by the Company (i) if Acquirer breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform cannot be or has not been cured within 30 days after the giving of written notice to Acquirer of such breach; or
(ii) in accordance with Section 7.05(b); provided, however, that the Company shall have complied with all provisions thereof.

Section 7.02 Effect of Termination. In the event of termination of this Agreement by either the Company or Acquirer as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Acquirer or the Company, other than the provisions of Section 2.08, Section 3.06, Section 5.05, Section 5.06, this Section 7.02,
Section 7.05 and Article VIII, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement.

Section 7.03 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 7.04 Extension; Waiver. At any time prior to the Share Acceptance, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) except as set forth in
Section 6.03 with respect to the Minimum Tender Condition, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any failure or delay by any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 7.05 Procedure for Termination, Amendment, Extension or Waiver.

(a) A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require in the case of the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors (including the Special Committee).

(b) Prior to the Share Acceptance and so long as the Company is in compliance with Section 4.02, the Company may terminate this Agreement pursuant to Section 7.01(d)(ii) if (i) the Company Board has received a Company Takeover Proposal,
(ii) the Special Committee shall have determined in good faith that such Company Takeover Proposal constitutes a Superior Company Proposal, (iii) at least three
(3) business days prior to such termination, the Company notifies Acquirer in writing of the determination described in clause (ii) above, which notice shall describe all material terms of such Company Takeover Proposal in accordance with
Section 4.02(c) hereof; (iv) Acquirer shall not have made, within three (3) business days of receipt of such notice referred to in clause (iii) above, a binding written offer to acquire the Company that causes the Special Committee to no longer be able to determine in good faith that such Superior Company Proposal remains a Superior Company Proposal, and (v) the Company concurrently (or substantially contemporaneously), enters into a definitive agreement providing for the implementation of such Superior Company Proposal.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

Section 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Share Acceptance. This Section 8.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Share Acceptance.

Section 8.02 Notices. All notices, requests, claims, demands and other communications given or made under this Agreement shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally or by a nationally recognized overnight courier service or
(ii) on the date confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile (with a confirming copy of such communication to be sent as provided in clause
(i)), and, in each case to the parties at the following addresses or facsimile number (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to Acquirer, to
Storage Acquisition Company, L.L.C.
c/o Equity Group Investments, L.L.C.
Two N. Riverside Plaza
Suite 600
Chicago, Illinois  60606
Attention:  Ellen Havdala
Fax:  312-454-9678

With a copy to:

Gray Cary Ware & Freidenrich LLP
2000 University Ave.
East Palo Alto, CA  94303
Attention:  Henry Lesser
Fax:  650-833-2001

(b) If to the Company, to
Home Products International, Inc.
4501 West 47th Street
Chicago, IL  60632
Attention:  Special Committee of the Board of Directors
Fax:  773-890-0523

with a copy to

Katten Muchin Zavis Rosenman
525 West Monroe Street
Chicago, IL  60661
Attention:  Maryann A. Waryjas, Esq.
Mark D. Wood, Esq.
Fax:  312-902-1061

Section 8.03 Definitions.  For purposes of this Agreement:

(a) "Acquirer Group" shall mean Acquirer, any direct or indirect equity holder of Acquirer, including EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company, any direct or indirect subsidiary of Acquirer, Equity Group Investments, L.L.C., a Delaware limited liability company, Joseph Gantz, and Walnut Investment Partners, L.P., a Delaware limited partnership, and Triyar Capital, LLC and Triyar Storage Investment Company, LLC, Delaware limited liability companies.

(b) "Acquirer Material Adverse Effect" means any state of facts, change, development, effect, condition or occurrence that materially impairs the ability of Acquirer to perform its obligations under this Agreement or consummate the Transactions.

(c) An "affiliate" of any person means another person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this Agreement, (i) no member of the Acquirer Group is an affiliate of the Company and (ii) the Company is not an affiliate of any member of the Acquirer Group.

(d) "Company Benefit Plan" means any collective bargaining agreement or any bonus, "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary.

(e) "Company Material Adverse Effect" means any state of facts, change, development, effect, condition or occurrence that is material and adverse to the business, prospects, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or that materially impairs the ability of the Company to perform its obligations under this Agreement or consummate the Transactions; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any change or effect that results from (A) conditions affecting the consumer housewares manufacturing industry generally, (B) any change in the trading price or volume of Company Common Stock, in and of itself, or (C) the announcement or pendency of this Agreement or the Offer, including any stockholder class action litigation arising from allegations of breach of fiduciary duty relating to the Agreement or any litigation covered by the proviso to Section 6.01(f). The parties hereby agree that an increase in the price of resin (as set forth in The Plastics News trade publication) used by the Company in its business by less than 12.5% from the date of this Agreement shall not, in and of itself, constitute a Company Material Adverse Effect.

(f) "Company Stock Plan" means the Company's (i) 1994 Stock Option Plan, (ii) 1991 Stock Option Plan, (iii) 1987 Stock Option Plan, (iv) 1999 Performance Incentive Plan and (vi) 1999 Director's Restricted Stock Plan, and any other stock option plan of the Company or any Company Subsidiary which issued options to purchase shares of the Company to officers, employees or directors of the Company, in each case as amended through the date of this Agreement.

(g) "Company Takeover Proposal" means any inquiry, proposal or offer from a third party relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) 25% or more of the assets, properties or business of the Company or its Subsidiaries, or (ii) 20% or more of the outstanding shares of Company Common Stock or capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.

(h) "Company Triggering Event" shall mean the occurrence of any of the following: (i) an Adverse Recommendation Change by the Company Board; (ii) the Company shall have failed to include in the Schedule 14D-9 a statement recommending that holders of Company Common Stock accept the Offer and tender their Shares thereunder; (iii) the Board of Directors of the Company shall have approved, endorsed or recommended any Company Takeover Proposal; (iv) any member of the Company Board directly or indirectly publicly recommends, endorses or supports any Company Takeover Proposal or publicly advises against or publicly recommends or encourages other Company shareholders to not accept the Offer; (v) a tender or exchange offer (other than the Offer) relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer; (vi) a Company Takeover Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Company Takeover Proposal within 10 business days after such Company Takeover Proposal is announced; (vii) the Company enters into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (excluding any nondisclosure agreement) constituting or directly related to, or which is intended to or is reasonably likely to lead to, any Company Takeover Proposal; (viii) the Company fails to publicly confirm its approval or recommendation of this Agreement and the acceptance of the Offer by the holders of Company Common Stock within ten
(10) business days after receipt of request from Acquirer after a Company Takeover Proposal is publicly announced by the Company; (ix) if, pursuant to
Section 5.09 and without the written approval of Acquirer, the Company Board amends the Company Rights Agreement, redeems the Company Rights or takes any action with respect to, or makes any determination under, the Company Rights Agreement to comply with its fiduciary duties and, as a result of such amendment, redemption, action or determination, any person other than any member of the Acquirer Group or any of its affiliates is permitted to become an Acquiring Person (as currently defined in the Company Rights Agreement).

(i) "Competition Laws" means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, and includes the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, to the extent applicable, equivalent Laws of the European Union or the Member States thereof, Canada and any other country in which the Company or any Company Subsidiary has operations or derives revenue.

(j) "Permitted Lien" means (i) Liens as reflected on the Company's June 26, 2004 balance sheet, including the notes thereto, included in the Company Financial Statements, (ii) Liens for Taxes not yet due and payable, or, if due (A) not delinquent, or (B) being contested in good faith by appropriate proceedings during which collection or enforcement is stayed (iii) statutory Liens securing payments not yet due, including carriers', warehouseman's, mechanics', materialmen's, repairmen's or other similar Liens, (iv) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation, (v) easements, rights-of-way, restrictions and other similar Liens incurred in the ordinary course of business, (vi) title retention or security interests under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (vii) Liens relating to purchase money obligations, and (viii) Liens, if any, as, individually or in the aggregate, would not have or result in a Company Material Adverse Effect or Acquirer Material Adverse Effect, as applicable.

(k) A "person" means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(l) A "Representative" of any person means any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, such person.

(m) A "subsidiary" of any person means another person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

(n) "Superior Company Proposal" means any inquiry, proposal or offer from a third party relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (i) all or substantially all of the assets, properties and business of the Company or its Subsidiaries or (ii) 50% or more of the outstanding shares of the Company Common Stock or capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, that the Special Committee determines in good faith, after receipt of advice from the Company's independent financial advisors, is more favorable to the Company's stockholders from a financial point of view than the Offer (or if applicable, any proposal by Acquirer to amend the terms of this Agreement), taking into account all of the terms and conditions of such proposal, the likelihood of completion of such transaction, and all financial, regulatory, legal and other aspects of such proposal.

(o) "Taxes" includes all forms of taxation imposed by any domestic or foreign (whether national, federal, state, provincial, local, or otherwise) Governmental Entity, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding and other taxes of any kind, including all interest, penalties and additions thereto.

Section 8.04 Interpretation; Disclosure Letter.

(a) When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein," "hereby" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "date hereof" shall refer to the date of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

(b) The Company may update or amend the Company Disclosure Letter prior to the Share Acceptance; provided however, if any such update or amendment discloses a breach or default under this Agreement which results in Section 6.01 not being satisfied, Acquirer may terminate this Agreement as permitted by Section 7.01(b).

Section 8.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Each party hereto need not sign the same counterpart. This Agreement, and each other agreement or instrument entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of this Agreement or any such agreement or instrument, and each such party forever waives any such defense.

Section 8.07 Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and (b) except for the provisions of Section 5.05 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons only following the consummation of the Offer), are not intended to confer upon any person other than the parties hereto any rights or remedies.

Section 8.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 8.10 Enforcement; Waiver of Jury Trial.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Illinois state court or any Federal court located in Chicago, Illinois, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of any Illinois state court or any Federal court located in Chicago, Illinois for the purposes of any suit, action or other proceedings arising out of this Agreement or any Transaction (and each party agrees that no such suit, action or proceeding arising out of to this Agreement or any Transaction shall be brought by it or any of its affiliates except in such courts). Each party hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth above shall be effective service of process for any suit, action or proceeding in Illinois with respect to any matters to which it has submitted to jurisdiction in this Section 8.10. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any suit, action or proceeding arising out of this Agreement or any Transaction in any Illinois State court or any Federal court located in Chicago, Illinois, or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b) Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or proceeding directly or indirectly arising out of, under or in connection with this Agreement or any Transaction. Each party hereto, (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things the mutual waivers and certifications in this Section 8.10(b).

                            [Signature page follows.]

IN WITNESS WHEREOF, Acquirer and the Company have duly executed this Acquisition Agreement as of the date first written above.

STORAGE ACQUISITION COMPANY, L.L.C.

/s/
-----------------------------
 Authorized Signatory


HOME PRODUCTS INTERNATIONAL, INC.

/s/
-----------------------------
Authorized Signatory

                                    EXHIBIT 8

                               INVESTORS AGREEMENT

THIS INVESTORS AGREEMENT (the "Agreement") is entered into as of October 28, 2004, by and among Storage Acquisition Company, L.L.C., a Delaware limited liability company (the "Company"), EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("EGI"), Joseph Gantz ("Gantz"), Walnut Investment Partners, L.P., a Delaware limited partnership ("Walnut"), Triyar Storage Investment Company, LLC, a Delaware limited liability company ("Triyar") and the other persons and entities set forth on Schedule A hereto (individually an "Investor" and collectively the "Investors").

                                    RECITALS

WHEREAS, the Company has been formed for the purpose of acquiring the outstanding common stock (the "HPI Common Stock") of Home Products International, Inc., a Delaware corporation ("HPI"), by means of a tender offer, pursuant to an Acquisition Agreement between the Company and HPI (the "Acquisition Agreement"). Capitalized terms not otherwise defined herein have the meanings given in the Acquisition Agreement;

WHEREAS, as partial consideration for each Investor's agreement to purchase membership interests of the Company (the "Membership Interests"), each other Investor has agreed to execute and deliver, and become bound by the obligations under, this Agreement; and

WHEREAS, the Investors wish to promote the Company's best interests and their own interests and facilitate the Offer, as that term is defined in the Acquisition Agreement, by imposing certain restrictions and obligations on themselves.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree:

1. Initial Capital Contributions. Each Investor hereby agrees that, prior to the Share Acceptance, at such times as is determined by the Company's Managing Member, such Investor shall pay and contribute to the Company cash and/or, at the election of such Investor, shares of HPI Common Stock, with an Aggregate Contribution Value (as defined below) equal to the dollar value set forth next to such Investor's name on Schedule A, and such Investor shall receive therefor Membership Interests in the Company pursuant to the Company's Limited Liability Company Agreement dated as of the date hereof (the "Operating Agreement"). As used herein, "Aggregate Contribution Value" means, with respect to each Investor, the sum of (a) the total amount of cash paid and contributed to the Company by such Investor, plus (b) the product of (x) the number of shares of HPI Common Stock contributed to the Company by such Investor, multiplied by (y) $2.25. In no event shall any Investor be liable for the failure of any other Investor to make its or his required payments and contributions hereunder.

2. Expenses of Offer and Related Expenses; Additional Capital Contributions. The Company's Managing Member, in its sole discretion, may, from time to time, request from the Investors additional cash Capital Contributions (up to a maximum of $15,000,000, or such larger amount as is approved in a writing signed by (i) the holder of the largest Percentage Interest (as defined in the Operating Agreement) in the Company and (ii) the Supermajority of Minority Interests (as defined in the Operating Agreement) in the Company) on a pro rata basis, based on each Investor's aggregate Capital Contributions prior thereto, in accordance with Section 7.5 of the Operating Agreement, to pay for, or reimburse the payment of, costs and expenses incurred by HPI, the Company and/or Investors on behalf of the Company and approved by the Managing Member in its sole discretion, in connection with the Offer and the transactions contemplated thereby and the consequences thereof, including, without limitation: (i) attorneys', accountants' and other professionals' fees and expenses; (ii) brokerage, investment banking and similar fees and expenses; (iii) severance, other compensation and other payments owed to HPI employees, option holders and other constituents; and (iv) payments in respect of any outstanding obligations of HPI, in each case to the extent not paid or reimbursed by HPI. To the extent any Investor declines to fund its pro rata share of requested additional Capital Contributions, each other Investor shall be entitled, but not required, to fund the unfunded Capital Contribution on a pro rata basis, based on each Investor's aggregate Capital Contributions prior thereto, in accordance with Section 7.5 of the Operating Agreement. All Capital Contributions requested by the Managing Member for the purposes described herein during the first six months following the Share Acceptance shall be contributed at the same Company enterprise value as that at the time of the initial Capital Contributions made by the Investors.

3. Investor Representations and Warranties. Each Investor hereby represents and warrants to the Company and each other Investor that the representations and warranties relating to such Investor set forth in Section 3.08 of the Acquisition Agreement are true and correct.

4. Additional Documentation. Each Investor shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action as any other party hereto may reasonably request for the purpose of effectively carrying out the transactions contemplated by and the purposes and intents of this Agreement.

5. Term of this Agreement. The term of this Agreement shall commence at the date this Agreement is executed by all parties and shall continue until the parties unanimously agree to terminate the Agreement or until the earliest of (A) the date on which none of the 9 5/8 % Senior Subordinated Notes due 2008 issued by HPI and outstanding as of the date hereof (as such may be amended pursuant to their terms, the "Notes") are outstanding, (B) the date on which such Notes and the Indenture dated as of May 14, 1998, by and among HPI, the Subsidiary Guarantors (as defined in such Indenture) and LaSalle National Bank, predecessor to HSBC Bank USA, as trustee (as such may be amended pursuant to its terms, the "Indenture") are satisfied and discharged or the Indenture ceases to be in effect, (C) the date of defeasance in whole of the HPI's obligations under the Notes and the Indenture, and (D) the termination of the Acquisition Agreement in accordance with its terms.

6. Remedies. The Investors stipulate that an Investor's remedies at law in the event of any default or threatened default by an Investor in the performance of or compliance with any of the terms hereof are not and will not be adequate to the fullest extent permitted by law, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

7. Enforcement Costs. If any party to, or beneficiary of, this Agreement seeks to enforce its rights hereunder by legal proceedings or otherwise, then the non-prevailing party shall pay all reasonable costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees and costs of suit.

8. Nonwaiver; Cumulative Remedies. No course of dealing or any delay or failure to exercise any right hereunder on the part of an Investor shall operate as a waiver of such right or otherwise prejudice the rights, powers or remedies of such Investor. No single or partial waiver by an Investor of any provision hereof or of any breach or default hereunder or of any right or remedy shall operate as a waiver of any other provision, breach, default right or remedy or of the same provision, breach, default, right or remedy on a future occasion. The rights and remedies provided herein are cumulative and are in addition to all rights and remedies which each Investor may have in law or in equity or by statute or otherwise.

9. Notices. All notices, requests, reports and other communications pursuant to this Agreement shall be in writing, either by letter (delivered by hand or commercial delivery service or sent by certified mail, return receipt requested) or telecopier, addressed to each Investor at the address set forth next to such Investor's name on Schedule A hereto. Any notice, request or communication hereunder shall be deemed to have been given on the day on which it is delivered by hand to such party at its address specified above, or, if sent by mail, on the third business day following the day it was deposited in the mail, postage prepaid, or in the case of telecopy notice, when transmitted addressed as aforesaid, answerback received. Any party may change the person or address to whom or which notices are to be given hereunder, by notice duly given hereunder; provided, however, that any such notice shall be deemed to have been given hereunder only when actually received by the party to which it is addressed.

10. Miscellaneous Provisions.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to conflicts of laws purposes). Each party hereby irrevocably and unconditionally consents service of process by notice given as provided herein and to submit to the jurisdiction of the federal courts located in the State of Delaware or any Delaware state courts in connection with any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any suit, action or proceeding relating thereto except in those courts), waives any defense or objection such party may have or hereafter have relating to the laying of venue of any suit, action or proceeding in any such courts and agrees not to plead or claim that any suit, action or proceeding brought therein has been brought in an inconvenient forum.

(b) If, in any action before any court or agency legally empowered to enforce any term, any term is found to be unenforceable, then such term shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any term is not curable as set forth in the preceding sentence, the unenforceability of such term shall not affect the other provisions of this Agreement but this Agreement shall be construed as if such unenforceable term had never been contained herein.

(c) This Agreement, together with the Operating Agreement, embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, modified or restated by means of a written instrument executed by (i) the holder of the largest Percentage Interest (as defined in the Operating Agreement) in the Company and (ii) the Supermajority of Minority Interests in the Company. Notwithstanding the foregoing, all parties hereto acknowledge and agree that individuals identified by the Company as prospective officers and key employees of HPI (each a "Member of Management") may be issued membership interests of the Company and invited or required to become party to this Agreement as a condition of such issuance, and hereby agree that if and when a Member of Management receives a Membership Interest in the Company, such Member of Management may become a party to, and bound by, this Agreement, solely with the consent of the Company and by delivering to the Company a counterpart signature page to this Agreement (and Schedule A hereto shall be adjusted to reflect the Aggregate Contribution Value provide by such Member of Management).

(d) This Agreement shall not be assignable, by operation of law or otherwise, without the consent of all other parties hereto, but shall be binding upon the parties hereto.

(e) This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, are not intended to confer upon any other person any rights or remedies hereunder, and shall not be assigned by operation of law or otherwise without the written consent of the other parties.

(f) Various headings used in this Agreement are for convenience only and are not to be used in interpreting the text of the section in which they appear or to which they relate.

(g) This Agreement may be executed by the parties in two or more counterparts, each of which shall be deemed to constitute an original, and all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Investors Agreement to be duly executed as of the date first above written.


STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
 Vice President


EGI-FUND (02-04) INVESTORS, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
 Vice President


WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
By: James M. Gould
Its: Manager


/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ


TRIYAR STORAGE INVESTMENT COMPANY, LLC

/s/ Mark Weber
-----------------------------
By: Mark Weber
Its: Authorized Signatory

                                    EXHIBIT 9

                           AGREEMENT REGARDING FUNDING

THIS AGREEMENT REGARDING FUNDING (this "Agreement") is made as of October 28, 2004, by EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Investor"), in favor of Home Products International, Inc., a Delaware corporation (the "Company").

                                    RECITALS

A. The Company and Storage Acquisition Company, L.L.C., a Delaware limited liability company ("Storage"), have entered into that certain Acquisition Agreement, dated as of the date hereof (the "Acquisition Agreement"), providing for, among other things, the acquisition of common stock of the Company by Storage as provided in the Acquisition Agreement (the "Acquisition").

B. Investor is a member of Storage.

C. As a material inducement for the Company to enter into the Acquisition Agreement, Investor desires, pursuant to the terms and conditions described herein, to provide this Agreement regarding funding of Storage.

NOW, THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Capitalized terms not otherwise defined herein have the meanings provided in the Acquisition Agreement. As used in this Agreement, the following terms have the meanings given below:

(a) "Aggregate Contributions" means the amount equal to sum of (a) the aggregate amount of all cash contributions by all investors in Storage prior to the Share Acceptance, plus (b) the product of (i) the aggregate number of shares of common stock of the Company contributed to Storage by all investors in Storage prior to the Share Acceptance, multiplied by (ii) Two and 25/100 Dollars ($2.25).

(b) "Cash Contribution" means the aggregate amount of all cash invested in or contributed to Storage by Investor.

(c) "Share Value" means an amount equal to the product of (a) the number of shares of common stock of the Company contributed to Storage by Investor, multiplied, by (b) Two and 25/100 Dollars ($2.25).

2. Investor agrees that it shall, prior to the Share Acceptance, invest in or contribute to, or cause to be invested in or contributed to, Storage any combination of shares of common stock of the Company and cash such that the sum of the Share Value plus the Cash Contribution is not less than Eleven Million Five Hundred Forty Eight Thousand One Hundred Eighty Five and 00/100 Dollars ($11,548,185.00), or such lesser amount as is sufficient to cause Storage to hold, at the time of the Share Acceptance, Aggregate Contributions available for payment of the aggregate Offer Price of not less than Seventeen Million Seven Hundred Twenty Seven Thousand Five Hundred Thirty and 00/100 Dollars ($17,727,530.00).

3. This Agreement shall remain and continue in full force and effect until the Expiration Date (as defined below), at which time, the obligations of the Investor under this Agreement shall cease, become null and void and be of no further force or effect. As used in this Agreement, "Expiration Date" means the earliest to occur of: (a) payment in full of the Offer Price for all Shares purchased pursuant to the Offer under the Acquisition Agreement; and (b) the termination of the Acquisition Agreement pursuant to Section 7.01 thereof.

4. This Agreement may not be amended, modified, waived, discharged or terminated orally or by course of conduct, but only by an instrument in writing duly executed by both the Company and Investor. No waiver by the Company of any default or any other event shall be effective unless in writing, nor shall it operate as a waiver of any other default or of the same default on a future occasion. No delay or omission by the Company in exercising any of its rights, remedies, powers and privileges hereunder and no course of dealing between the Company and Investor shall be deemed a waiver by the Company of any of its rights, remedies, powers or privileges, even if such delay or omission is continuous or repeated, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise thereof by the Company, or the exercise of any other right, remedy, power or privilege by the Company.

5. This Agreement shall be binding upon and shall inure to the benefit of the Company and Investor and their respective successors and assigns. This Agreement is not intended to confer upon any other person any rights or remedies hereunder, and shall not be assigned by operation of law or otherwise. All rights and remedies of the Company under this Agreement are cumulative and not restrictive of any other rights or remedies available at law or in equity.

6. All notices, requests, claims, demands and other communications given or made under this Agreement shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally or by a nationally recognized overnight courier service or (ii) on the date confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile (with a confirming copy of such communication to be sent as provided in clause (i)), and, in each case to the parties at the following addresses or facsimile number (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to Investor, to
EGI-Fund (02-04) Investors, L.L.C.
Two N. Riverside Plaza, Suite 600
Chicago, Illinois  60606
Attention:  Ellen Havdala
Fax:  312-454-9678

With a copy to:

Gray Cary Ware & Freidenrich LLP
2000 University Ave.
East Palo Alto, CA  94303
Attention:  Henry Lesser, Esq.
Fax:  (650) 833-2001

(b) If to Company, to
Home Products International, Inc.
4501 West 47th Street
Chicago, IL  60632
Attention:  Special Committee of the Board of Directors
Fax:  773-890-0523

with a copy to

Katten Muchin Zavis Rosenman
525 West Monroe Street
Chicago, IL  60661
Attention:  Maryann A. Waryjas, Esq.
Mark D. Wood, Esq.
Fax:  312-902-1061

7. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8. This Agreement shall be governed by the laws of the State of Delaware, without regard to conflicts of law principles.

9. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Each party hereto need not sign the same counterpart. This Agreement to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of this Agreement, and each such party forever waives any such defense.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.


EGI-FUND (02-04) INVESTORS, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
 Vice President


HOME PRODUCTS INTERNATIONAL, INC.

/s/ James E. Winslow
-----------------------------
Executive Vice President and
Chief Financial Officer


                           AGREEMENT REGARDING FUNDING

THIS AGREEMENT REGARDING FUNDING (this "Agreement") is made as of October 28, 2004, by Walnut Investment Partners, L.P., a Delaware limited partnership
("Investor"), in favor of Home Products International, Inc., a Delaware corporation (the "Company").

                                    RECITALS

A. The Company and Storage Acquisition Company, L.L.C., a Delaware limited liability company ("Storage"), have entered into that certain Acquisition Agreement, dated as of the date hereof (the "Acquisition Agreement"), providing for, among other things, the acquisition of common stock of the Company by Storage as provided in the Acquisition Agreement (the "Acquisition").

B. Investor is a member of Storage.

C. As a material inducement for the Company to enter into the Acquisition Agreement, Investor desires, pursuant to the terms and conditions described herein, to provide this Agreement regarding funding of Storage.

NOW, THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Capitalized terms not otherwise defined herein have the meanings provided in the Acquisition Agreement. As used in this Agreement, the following terms have the meanings given below:

(a) "Aggregate Contributions" means the amount equal to sum of (a) the aggregate amount of all cash contributions by all investors in Storage prior to the Share Acceptance, plus (b) the product of (i) the aggregate number of shares of common stock of the Company contributed to Storage by all investors in Storage prior to the Share Acceptance, multiplied by (ii) Two and 25/100 Dollars ($2.25).

(b) "Cash Contribution" means the aggregate amount of all cash invested in or contributed to Storage by Investor.

(c) "Share Value" means an amount equal to the product of (a) the number of shares of common stock of the Company contributed to Storage, multiplied, by (b) Two and 25/100 Dollars ($2.25).

2. Walnut agrees that it shall, prior to the Share Acceptance, invest in or contribute to, or cause to be invested in or contributed to, Storage any combination of shares of common stock of the Company and cash such that the sum of its Share Value plus its Cash Contribution is not less than Three Million One Hundred Seventy Nine Thousand Three Hundred and Forty-Five and 00/100 Dollars ($3,179,345.00), or such lesser amount as is sufficient to cause Storage to hold, at the time of the Share Acceptance, Aggregate Contributions available for payment of the aggregate Offer Price of not less than Seventeen Million Seven Hundred Twenty Seven Thousand Five Hundred Thirty and 00/100 Dollars ($17,727,530.00).

3. This Agreement shall remain and continue in full force and effect until the Expiration Date (as defined below), at which time, the obligations of the Investor under this Agreement shall cease, become null and void and be of no further force or effect. As used in this Agreement, "Expiration Date" means the earliest to occur of: (a) payment in full of the Offer Price for all Shares purchased pursuant to the Offer under the Acquisition Agreement; and (b) the termination of the Acquisition Agreement pursuant to Section 7.01 thereof.

4. This Agreement may not be amended, modified, waived, discharged or terminated orally or by course of conduct, but only by an instrument in writing duly executed by both the Company and Investor. No waiver by the Company of any default or any other event shall be effective unless in writing, nor shall it operate as a waiver of any other default or of the same default on a future occasion. No delay or omission by the Company in exercising any of its rights, remedies, powers and privileges hereunder and no course of dealing between the Company and Investor shall be deemed a waiver by the Company of any of its rights, remedies, powers or privileges, even if such delay or omission is continuous or repeated, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise thereof by the Company, or the exercise of any other right, remedy, power or privilege by the Company.

5. This Agreement shall be binding upon and shall inure to the benefit of the Company and Investor and their respective successors and assigns. This Agreement is not intended to confer upon any other person any rights or remedies hereunder, and shall not be assigned by operation of law or otherwise. All rights and remedies of the Company under this Agreement are cumulative and not restrictive of any other rights or remedies available at law or in equity.

6. All notices, requests, claims, demands and other communications given or made under this Agreement shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally or by a nationally recognized overnight courier service or (ii) on the date confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile (with a confirming copy of such communication to be sent as provided in clause (i)), and, in each case to the parties at the following addresses or facsimile number (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to Investor, to:
Walnut Investment Partners, L.P.
Attn: Manager
312 Walnut Street, Suite 1151
Cincinnati, Ohio  45202

With a copy to:

Keating, Muething & Klekamp, PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio  45202
Attn: Edward E. Steiner, Esq.
Fax:  513-579-6578

(b) If to Company, to
Home Products International, Inc.
4501 West 47th Street
Chicago, IL  60632
Attention:  Special Committee of the Board of Directors
Fax:  773-890-0523

with a copy to

Katten Muchin Zavis Rosenman
525 West Monroe Street
Chicago, IL  60661
Attention:  Maryann A. Waryjas, Esq.
Mark D. Wood, Esq.
Fax:  312-902-1061

7. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8. This Agreement shall be governed by the laws of the State of Delaware, without regard to conflicts of law principles.

9. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Each party hereto need not sign the same counterpart. This Agreement to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of this Agreement, and each such party forever waives any such defense.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.


WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
By: James M. Gould
Its: Manager


HOME PRODUCTS INTERNATIONAL, INC.

/s/ James E. Winslow
-----------------------------
Executive Vice President and
Chief Financial Officer


                           AGREEMENT REGARDING FUNDING

THIS AGREEMENT REGARDING FUNDING (this "Agreement") is made as of October 28, 2004, by Triyar Capital, LLC, a Delaware limited liability company ("Triyar"), in favor of Home Products International, Inc., a Delaware corporation (the "Company").

                                    RECITALS

A. The Company and Storage Acquisition Company, L.L.C., a Delaware limited liability company ("Storage"), have entered into that certain Acquisition Agreement, dated as of the date hereof (the "Acquisition Agreement"), providing for, among other things, the acquisition of common stock of the Company by Storage as provided in the Acquisition Agreement (the "Acquisition").

B. Triyar Storage Investment Company, LLC, a Delaware limited liability company ("Investor"), is an affiliate of Triyar and is a member of Storage.

C. As a  material  inducement  for the  Company  to enter  into the  Acquisition
Agreement, Triyar desires, pursuant to the terms and conditions described herein, to provide this Agreement regarding funding of Storage.

NOW, THEREFORE, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Capitalized terms not otherwise defined herein have the meanings provided in the Acquisition Agreement. As used in this Agreement, the following terms have the meanings given below:

(a) "Aggregate Contributions" means the amount equal to sum of (a) the aggregate amount of all cash contributions by all investors in Storage prior to the Share Acceptance, plus (b) the product of (i) the aggregate number of shares of common stock of the Company contributed to Storage by all investors in Storage prior to the Share Acceptance, multiplied by (ii) Two and 25/100 Dollars ($2.25).

(b) "Cash Contribution" means the aggregate amount of all cash invested in or contributed to Storage by Triyar and Investor.

(c) "Share Value" means an amount equal to the product of (a) the number of shares of common stock of the Company contributed to Storage by Triyar and Investor, multiplied, by (b) Two and 25/100 Dollars ($2.25).

2. Triyar agrees that it shall, prior to the Share Acceptance, invest in or contribute to, or cause to be invested in or contributed to, Storage any combination of shares of common stock of the Company and cash such that the sum of the Share Value plus the Cash Contribution is not less than Three Million Dollars ($3,000,000.00), or such lesser amount as is sufficient to cause Storage to hold, at the time of the Share Acceptance, Aggregate Contributions available for payment of the aggregate Offer Price of not less than Seventeen Million Seven Hundred Twenty Seven Thousand Five Hundred Thirty and 00/100 Dollars ($17,727,530.00).

3. This Agreement shall remain and continue in full force and effect until the Expiration Date (as defined below), at which time, the obligations of Triyar under this Agreement shall cease, become null and void and be of no further force or effect. As used in this Agreement, "Expiration Date" means the earliest to occur of: (a) payment in full of the Offer Price for all Shares purchased pursuant to the Offer under the Acquisition Agreement; and (b) the termination of the Acquisition Agreement pursuant to Section 7.01 thereof.

4. This Agreement may not be amended, modified, waived, discharged or terminated orally or by course of conduct, but only by an instrument in writing duly executed by both the Company and Triyar. No waiver by the Company of any default or any other event shall be effective unless in writing, nor shall it operate as a waiver of any other default or of the same default on a future occasion. No delay or omission by the Company in exercising any of its rights, remedies, powers and privileges hereunder and no course of dealing between the Company and Triyar shall be deemed a waiver by the Company of any of its rights, remedies, powers or privileges, even if such delay or omission is continuous or repeated, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise thereof by the Company, or the exercise of any other right, remedy, power or privilege by the Company.

5. This Agreement shall be binding upon and shall inure to the benefit of Company and Triyar and their respective successors and assigns. This Agreement is not intended to confer upon any other person any rights or remedies hereunder, and shall not be assigned by operation of law or otherwise. All rights and remedies of Company under this Agreement are cumulative and not restrictive of any other rights or remedies available at law or in equity.

6. All notices, requests, claims, demands and other communications given or made under this Agreement shall be in writing and shall be deemed to have been duly given or made (i) as of the date delivered if delivered personally or by a nationally recognized overnight courier service or (ii) on the date confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by facsimile (with a confirming copy of such communication to be sent as provided in clause (i)), and, in each case to the parties at the following addresses or facsimile number (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to Triyar, to
Mark Weber
Managing Director
Triyar Capital, LLC
10850 Wilshire Blvd., 10th Floor
Los Angeles, CA 90024

(b) If to Company, to
Home Products International, Inc.
4501 West 47th Street
Chicago, IL  60632
Attention:  Special Committee of the Board of Directors
Fax:  773-890-0523

with a copy to

Katten Muchin Zavis Rosenman
525 West Monroe Street
Chicago, IL  60661
Attention:  Maryann A. Waryjas, Esq.
Mark D. Wood, Esq.
Fax:  312-902-1061

7. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8. This Agreement shall be governed by the laws of the State of Delaware, without regard to conflicts of law principles.

9. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Each party hereto need not sign the same counterpart. This Agreement to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects and for all purposes as an original and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of a facsimile machine to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of this Agreement, and each such party forever waives any such defense.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.


TRIYAR CAPITAL, LLC

/s/ Mark Weber
-----------------------------
Authorized Signatory


HOME PRODUCTS INTERNATIONAL, INC.

/s/ James E. Winslow
-----------------------------
Executive Vice President and
Chief Financial Officer

                                    EXHIBIT 10


                                VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement") is dated as of October 28, 2004, by and between STORAGE ACQUISITION COMPANY, L.L.C., a Delaware limited liability company (the "Company"), and JOSEPH GANTZ ("Gantz").

WHEREAS, Home Products International, Inc., a Delaware corporation ("HPI"), currently has outstanding approximately 7,878,900 shares of common stock, $0.01 par value per share (the "Common Stock");

WHEREAS, HPI and the Company are entering into an Acquisition Agreement of even date herewith which provides for the acquisition of the Common Stock by the Company (the "Acquisition Agreement");

WHEREAS, Gantz is currently the holder of one thousand five hundred thirty (1,530) shares of Common Stock (the "Gantz Shares"), and the Company is currently the holder of five (5) shares of Common Stock;

WHEREAS, the parties hereto wish to ensure that Gantz will have the right and ability to elect a majority of the Board of Directors of HPI simultaneously with the Share Acceptance (the "Board");

WHEREAS, in reliance on, among other things, this Agreement, Gantz and Gantz's affiliate, Walnut Investment Partners, L.P., a Delaware limited partnership
("Walnut") have become members of the Company and Walnut has agreed to contribute cash and/or Common Stock to the Company in connection with the consummation of the tender offer contemplated by the Acquisition Agreement, and has entered into the Funding Agreement, dated as of the date hereof by and between Walnut and HPI; and

WHEREAS, the parties hereto intend that this Agreement is a specialty, and shall have all the attributes of a contract entered into under seal.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree:

1. Voting. It is the intent of the parties hereto that from the Share Acceptance until the termination of this Agreement, Gantz shall have the right to elect a majority of the Board. The parties agree that, from the date hereof and continuing until the termination of this Agreement, the Company shall vote, in person or by proxy, or act by written consent with respect to, all shares of Common Stock now owned or hereafter acquired by the Company (the "Shares") as set forth in this Section 1 but only with respect to the election of directors of the Board.

(a) Gantz shall have the right to designate a majority of the individuals listed as Board Designees in the written notice provided by the Company to HPI pursuant to Section 1.03 of the Acquisition Agreement, and those individuals shall be identified as designees of Gantz in such notice; provided, however, if the total number of Board Designees is nine (9), Gantz shall have the right to designate six (6) such members, and the Company shall retain the right to designate three
(3) such members.

(b) At each election of directors thereafter, Gantz shall have a right to designate and direct the vote for the minimum number of directors necessary to constitute a majority of the directors then standing for election, and the Company shall have the right to vote for the balance of such directors.

(c) In the case of any vacancy on the Board to be filled by stockholder action with respect to a director designated by Gantz, Gantz shall have the right to designate and direct the vote for such director's successor. In the event of any vacancy on the Board to be filled by stockholder action with respect to a director designated by the Company, the Company shall retain the right to designate and direct the vote for such director's successor.

(d) Gantz may vote any Share owned directly and of record by Gantz in his discretion.

2. Proxy. The Company is granting to Gantz an irrevocable proxy in the form attached hereto as Exhibit A. The Company and Gantz each intend this proxy to be irrevocable and coupled with an interest, and will take any further action and execute such other instruments as may be necessary to effectuate the intent of this proxy and this Agreement. Neither this Agreement nor the granting of the proxy shall prevent the Company from granting any additional proxy or proxies with respect to the Shares, so long as such proxy or proxies do not grant the power to vote the Shares with respect to the matters set forth in Section 1 of this Agreement during the term hereof.

3. Term of Agreement. The term of this Agreement shall commence at the date this Agreement is executed by all parties and shall continue until the parties unanimously agree to terminate the Agreement or until the earliest of (A) the date on which none of the 9 5/8% Senior Subordinated Notes due 2008 issued by the Corporation and outstanding as of the date hereof (as such may be amended pursuant to their terms, the "Notes") are outstanding, (B) the date on which such Notes and the Indenture dated as of May 14, 1998, by and among HPI, the Subsidiary Guarantors (as defined in such Indenture) and LaSalle National Bank, predecessor to HSBC Bank USA, as trustee (as such may be amended pursuant to its terms, the "Indenture") are satisfied and discharged or the Indenture ceases to be in effect, (C) the date of defeasance in whole of HPI's obligations under the Notes and the Indenture, or (D) the death of Gantz.

4. Additional Documentation. The parties hereto agree that each such party, without further consideration, shall take such other reasonable steps, or deliver such further documents, as any other party hereto may reasonably request in order to consummate the transactions and actions referred to herein.

5. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a) If to Gantz, addressed to:
Mr. Joseph Gantz
21st Floor
100 Park Avenue
New York, New York 10017
Fax:  212-661-9178

With a copy to:
Keating, Muething & Klekamp, PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio  45202
Attention:  Edward E. Steiner, Esq.
Fax:  513-579-6578

(b) If to the Company, addressed to:
Storage Acquisition Company, L.L.C.
c/o Equity Group Investments, L.L.C.
Two N. Riverside Plaza
Suite 600
Chicago, Illinois  60606
Attention:  Ellen Havdala
Fax:  312-454-9678

With a copy to:
Gray Cary Ware & Freidenrich LLP
2000 University Avenue
East Palo Alto, California  94303
Attention:  Henry Lesser
Fax:  650-833-2001

6. Construction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Each party hereby irrevocably and unconditionally consents service of process by notice given as provided in Section 5 hereof and to submit to the jurisdiction of the federal courts located in the State of Delaware or any Delaware state courts in connection with any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any suit, action or proceeding relating thereto except in those courts), waives any defense or objection he may have or hereafter have relating to the laying of venue of any suit, action or proceeding in any such courts and agrees not to plead or claim that any suit, action or proceeding brought therein has been brought in an inconvenient forum.

(b) This Agreement, together with the Board Composition Agreement, dated as of the date hereof, among Gantz, the Company and certain investors in the Company, embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, modified or restated by means of a written instrument executed by all of the parties hereto.

(c) This Agreement may be executed by the parties in two or more counterparts, each of which shall be deemed to constitute an original, and all of which shall constitute one and the same instrument.

(d) Various headings used in this Agreement are for convenience only and are not to be used in interpreting the text of the section in which they appear or to which they relate.

(e) This Agreement shall not be assignable, by operation of law or otherwise, without the consent of all other parties hereto, but shall be binding upon the parties hereto.

(f) Capitalized terms not otherwise defined herein have the meanings given in the Acquisition Agreement.

(g) The parties hereto agree that this Agreement is a specialty, and shall have all the attributes of a contract entered into under seal.

                            (Signature page follows)

STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Donald J. Liebentritt (seal)
-----------------------------
 Vice President


/s/ Joseph Gantz (seal)
-----------------------------
JOSEPH GANTZ

                                IRREVOCABLE PROXY

By its execution hereof, and in order to secure its obligations under the Voting Agreement (the "Agreement") of even date herewith between Storage Acquisition Company, L.L.C., a Delaware limited liability company (the "Stockholder") and Joseph Gantz, the undersigned hereby constitutes and appoints Joseph Gantz as such Stockholder's true and lawful attorney and proxy, for and in the Stockholder's name, place and stead, to vote each of the Shares, at every annual, special or adjourned meeting of stockholders of Home Products International, Inc., a Delaware corporation ("HPI"), and to sign on behalf of the Stockholder any ballot, consent, certificate or other document relating to the Shares that law permits or requires, but only with respect to the matters and during the period (which may exceed three years) set forth in Section 1 of the Agreement. This Proxy is coupled with an interest and the Stockholder intends this Proxy to be, and this Proxy is, irrevocable to the fullest extent permitted by law. The Stockholder hereby revokes any proxy previously granted by the Stockholder with respect to the matters covered by this Proxy. The granting of this Proxy shall not prevent the undersigned from granting any additional proxy or proxies with respect to the Shares, so long as such proxy or proxies do not grant the power to vote the Shares with respect to the matters set forth in
Section 1 of the Agreement during the term thereof. Capitalized terms used but not defined herein shall have the meaning set forth in the Agreement. The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Joseph Gantz the power to carry out and give effect to the provisions of this Proxy. This Proxy shall terminate upon the termination of the Agreement in accordance with its terms. Notwithstanding any other provision of this Proxy, the holder of this Proxy shall have no power of substitution, and this Proxy may not be assigned, by operation of law or otherwise.

IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy this 28th day of October, 2004.

STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Donald J. Liebentritt (seal)
-----------------------------
 Vice President

                                    EXHIBIT 11

                           BOARD COMPOSITION AGREEMENT

THIS BOARD COMPOSITION AGREEMENT (this "Agreement") is entered into as of October 28, 2004, by and among Storage Acquisition Company, L.L.C., a Delaware limited liability company (the "Company"), EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("EGI"), Joseph Gantz ("Gantz"), Walnut Investment Partners, L.P., a Delaware limited partnership ("Walnut"), Triyar Storage Investment Company, LLC, a Delaware limited liability company ("Triyar"), and the other persons and entities set forth on Schedule A hereto (individually an "Investor" and collectively the "Investors").

                                    RECITALS

WHEREAS, the Company has been formed for the purpose of acquiring the outstanding common stock (the "HPI Common Stock") of Home Products International, Inc., a Delaware corporation ("HPI"), by means of a tender offer pursuant to an Acquisition Agreement between the Company and HPI (the "Acquisition Agreement"). Capitalized terms not otherwise defined herein have the meanings given in the Acquisition Agreement;

WHEREAS, concurrent with the execution of this Agreement, the Company and Gantz are executing and delivering the Voting Agreement, dated as of the date hereof (the "Voting Agreement"), and the Company is executing in favor of Gantz the irrevocable proxy provided for therein (the "Proxy");

WHEREAS, pursuant to the Voting Agreement, among other things, Gantz has the right to designate a majority of the individuals listed as "Board Designees" (as such term is defined in the Acquisition Agreement) in the written notice provided by the Company to HPI pursuant to Section 1.03 of the Acquisition Agreement; and

WHEREAS, the Investors wish to enter into certain agreements relating to the governance of HPI following the Share Acceptance and the tender of HPI Common Stock in connection with the Share Acceptance.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree:

1. Board of Directors. Each Investor hereby agrees to take all action to cause the Company, as promptly as practicable following the Share Acceptance and consistent with all applicable law (including, without limitation, but only if then applicable, Section 14(c) of the Exchange Act and Regulation 14C promulgated thereunder), to take such action as is necessary or appropriate to ensure that:

(a) the Board of Directors of HPI consists of a total of nine directors;

(b) the Board of Directors of HPI consists of three classes of directors, with the term of office of the first class (Class I) to expire at the first annual meeting after the Share Acceptance; the term of office of the second class (Class II) to expire at the second annual meeting after the Share Acceptance; the term of office of the third class (Class III) to expire at the third annual meeting after the Share Acceptance; and with the subsequent terms of each class expiring at the third anniversary of each such date, respectively; and

(c) the HPI Certificate of Incorporation and bylaws permit removal of a director by HPI stockholders only for cause.

2. Board Designees.

(a) Not later than five calendar days from the date hereof, Gantz shall deliver to the Company a list identifying the individuals designated by him as Board Designees (the "Gantz Designees"), and directing the Company to include such Board Designees in the written notice to be provided to HPI by the Company pursuant to Section 1.03 of the Acquisition Agreement. While the Board of Directors is classified into three classes as contemplated in Section 1(b) hereof, each such class of the initial Board of Directors shall include two Gantz Designees. In the event that Gantz, prior to the Share Acceptance, elects to change any designation of such individuals, he shall give prompt written notice of such change to the Company and each other Investor, and after receipt of such notice, such change shall be effected only to the extent permitted, and in compliance with, all applicable laws (including, without limitation, Sections 14(d) and 14(f) of the Exchange Act and the rules promulgated thereunder).

(b) Not later than five calendar days from the date hereof, the Company shall deliver to Gantz and the other Investors a list identifying the individuals designated by it as Board Designees (the "Company Designees"). While the Board of Directors is classified into three classes as contemplated in Section 1(b) hereof, each such class of the initial Board of Directors shall include one Company Designee. In the event that the Company, prior to the Share Acceptance, elects to change any designation of such individuals, it shall give prompt written notice of such change to the Investors, and after receipt of such notice, such change shall be effected only to the extent permitted, and in compliance with, all applicable laws (including, without limitation, Sections 14(d) and 14(f) of the Exchange Act and the rules promulgated thereunder).

3. Tender of HPI Common Stock. Each Investor, other than Gantz, covenants and agrees that, with respect to any shares of HPI Common Stock such Investor holds (or any affiliate of such Investor, other than Gantz, holds) immediately prior to the Share Acceptance (other than the shares which are contributed to the Company prior to such Share Acceptance), such Investor shall tender all such shares of HPI Common Stock for purchase in connection with the Offer. In no event shall any Investor be liable for the failure of any other Investor to tender its or his shares of HPI Common Stock hereunder.

4. Investor Representations and Warranties. Each Investor hereby represents and warrants to the Company and each other Investor that the representations and warranties relating to such Investor set forth in Section 3.08 of the Acquisition Agreement are true and correct.

5. Additional Documentation. Each Investor shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action as any other party hereto may reasonably request for the purpose of effectively carrying out the transactions contemplated by and the purposes and intents of this Agreement.

6. Term of this Agreement. The term of this Agreement shall commence at the date this Agreement is executed by all parties and shall continue until the parties unanimously agree to terminate the Agreement or until the earliest of (A) the date on which none of the 9 5/8 % Senior Subordinated Notes due 2008 issued by HPI and outstanding as of the date hereof (as such may be amended pursuant to their terms, the "Notes") are outstanding, (B) the date on which such Notes and the Indenture dated as of May 14, 1998, by and among HPI, the Subsidiary Guarantors (as defined in such Indenture) and LaSalle National Bank, predecessor to HSBC Bank USA, as trustee (as such may be amended pursuant to its terms, the "Indenture") are satisfied and discharged or the Indenture ceases to be in effect, (C) the date of defeasance in whole of the HPI's obligations under the Notes and the Indenture, and (D) the termination of the Acquisition Agreement in accordance with its terms.

7. Remedies. The Investors stipulate that an Investor's remedies at law in the event of any default or threatened default by an Investor in the performance of or compliance with any of the terms hereof are not and will not be adequate to the fullest extent permitted by law, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

8. Enforcement Costs. If any party to, or beneficiary of, this Agreement seeks to enforce its rights hereunder by legal proceedings or otherwise, then the non-prevailing party shall pay all reasonable costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees and costs of suit.

9. Nonwaiver; Cumulative Remedies. No course of dealing or any delay or failure to exercise any right hereunder on the part of an Investor shall operate as a waiver of such right or otherwise prejudice the rights, powers or remedies of such Investor. No single or partial waiver by an Investor of any provision hereof or of any breach or default hereunder or of any right or remedy shall operate as a waiver of any other provision, breach, default right or remedy or of the same provision, breach, default, right or remedy on a future occasion. The rights and remedies provided herein are cumulative and are in addition to all rights and remedies which each Investor may have in law or in equity or by statute or otherwise.

10. Notices. All notices, requests, reports and other communications pursuant to this Agreement shall be in writing, either by letter (delivered by hand or commercial delivery service or sent by certified mail, return receipt requested) or telecopier, addressed to each Investor at the address set forth next to such Investor's name on Schedule A hereto. Any notice, request or communication hereunder shall be deemed to have been given on the day on which it is delivered by hand to such party at its address specified above, or, if sent by mail, on the third business day following the day it was deposited in the mail, postage prepaid, or in the case of telecopy notice, when transmitted addressed as aforesaid, answerback received. Any party may change the person or address to whom or which notices are to be given hereunder, by notice duly given hereunder; provided, however, that any such notice shall be deemed to have been given hereunder only when actually received by the party to which it is addressed.

11. Miscellaneous Provisions.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to conflicts of laws purposes). Each party hereby irrevocably and unconditionally consents service of process by notice given as provided herein and to submit to the jurisdiction of the federal courts located in the State of Delaware or any Delaware state courts in connection with any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any suit, action or proceeding relating thereto except in those courts), waives any defense or objection such party may have or hereafter have relating to the laying of venue of any suit, action or proceeding in any such courts and agrees not to plead or claim that any suit, action or proceeding brought therein has been brought in an inconvenient forum.

(b) If, in any action before any court or agency legally empowered to enforce any term, any term is found to be unenforceable, then such term shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any term is not curable as set forth in the preceding sentence, the unenforceability of such term shall not affect the other provisions of this Agreement but this Agreement shall be construed as if such unenforceable term had never been contained herein.

(c) This Agreement, together with the Voting Agreement, embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, modified or restated by means of a written instrument executed by (i) the holder of the largest Percentage Interest in the Company and (ii) the holders of at least seventy five percent of the outstanding Company Membership Interests not held by the holder of the largest Percentage Interest in the Company. Notwithstanding the foregoing, all parties hereto acknowledge and agree that individuals identified by the Company as prospective officers and key employees of HPI (each a "Member of Management") may be issued membership interests of the Company and invited or required to become party to this Agreement as a condition of such issuance, and hereby agree that if and when a Member of Management receives a membership interest in the Company, such Member of Management may become a party to, and bound by, this Agreement, solely with the consent of the Company and by delivering to the Company a counterpart signature page to this Agreement.

(d) This Agreement shall not be assignable, by operation of law or otherwise, without the consent of all other parties hereto, but shall be binding upon the parties hereto.

(e) This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, are not intended to confer upon any other person any rights or remedies hereunder, and shall not be assigned by operation of law or otherwise without the written consent of the other parties.

(f) Various headings used in this Agreement are for convenience only and are not to be used in interpreting the text of the section in which they appear or to which they relate.

(g) This Agreement may be executed by the parties in two or more counterparts, each of which shall be deemed to constitute an original, and all of which shall constitute one and the same instrument.


IN WITNESS WHEREOF the parties hereto have caused this Board Composition Agreement to be duly executed as of the date first above written.

STORAGE ACQUISITION COMPANY, L.L.C.
/s/ Donald J. Liebentritt
-----------------------------
 Vice President


EGI-FUND (02-04) INVESTORS, L.L.C.
/s/ Donald J. Liebentritt
-----------------------------
 Vice President


WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
By: James M. Gould
Its: Manager


/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ


TRIYAR STORAGE INVESTMENT COMPANY, LLC

/s/ Mark Weber
-----------------------------
By: Mark Weber
Its: Authorized Signatory

                                    EXHIBIT 12

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of October 26, 2004 and is made by and among Storage Acquisition Company, L.L.C., a Delaware limited liability company ("SAC"), Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), Zell General Partnership, Inc., an Illinois corporation ("ZGP"), EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company
("Managing Member"), SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments "), Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai"), Joseph Gantz, an individual ("Gantz"), Walnut Investment Partners, L.P., a Delaware limited partnership ("Walnut"), Triyar Storage Investment Company, LLC, a Delaware limited liability company ("TSIC"), and Triyar Capital Partners LLC, a Delaware limited liability company ("Triyar"; together with SAC, Samstock/SIT, ZGP, Fund 02-04, Managing Member, SZ Investments, Chai, Gantz, Walnut and TSIC, the "Reporting Persons").

WHEREAS, each of SAC, Samstock/SIT, ZGP, Fund 02-04 and Gantz are parties to that certain Amended and Restated Joint Filing Agreement dated as of October 21, 2004 (the "Original Agreement"), pursuant to the terms of which such parties agreed to provide for the filing of a joint Schedule 13D, and all amendments thereto, with respect to shares of common stock, par value $0.01, of Home Products International, Inc. (the "Common Stock");

WHEREAS, each of Samstock/SIT, ZGP, Fund 02-04, Gantz, Managing Member, SZ Investments and Chai may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act");

WHEREAS, each of SAC, Fund 02-04, Walnut, Gantz and Triyar may be deemed to constitute an "offeror" for purposes of Rule 14d-100 of the Act;

WHEREAS, each of the Reporting Persons desire by this Agreement to amend and restate the Original Agreement in its entirety to add SZ Investments, Managing Member, Chai, Walnut, TSIC and Triyar thereto and to provide for the joint filing of a Schedule 13D, and all amendments thereto, a Schedule TO, and all amendments thereto, and all other filings required in connection therewith with the Securities and Exchange Commission with respect to the Common Stock (collectively, the "Filings").

NOW, THEREFORE, the parties hereto agree as follows:

1. The parties hereto will join in the preparation and filing of a single statement containing the information required by any of the Filings and will be filed on behalf of each party hereto. Each party is eligible to use the any of the Filings on which such information is filed.

2. Each party hereto will be responsible for the timely filing of each of the Filings, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No party hereto will be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13D or any amendment thereto, except to the extent such party knows or has reason to believe that such information is inaccurate.

3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument. This Agreement hereby amends and restates the Original Agreement in its entirety.

IN WITNESS WHEREOF the undersigned have caused this agreement to be duly executed as of the date first above written.

EGI-FUND (02-04) INVESTORS, L.L.C.
EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt
-----------------------------
Each By: Donald J. Liebentritt
Its: Vice President

CHAI TRUST COMPANY, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: President


STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala
-----------------------------
By: Ellen Havdala
Its: Vice President


/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ


WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
By: James M. Gould
Its: Manager

                              TRIYAR CAPITAL, LLC
                     TRIYAR STORAGE INVESTMENT COMPANY, LLC

/s/ Mark Weber
-----------------------------
Each by: Mark Weber
Its: Authorized Signatory

                                    EXHIBIT 13

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Joseph Gantz, has made, constituted and appointed, and by these presents does make, constitute and appoint, each and any of F. Mark Reuter ("Reuter"), Storage Acquisition Company, L.L.C. ("SAC") and EGI-Fund (02-04) Investors, L.L.C. ("Fund 02-04") with full power of substitution, his true and lawful attorney-in-fact and agent, for him in his name, place and stead, to execute, acknowledge, deliver and file any and all filings required by (i) Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder respecting Rule 13d, Schedule 13D, and any amendments thereto, together with all filings required by Section 16 of the Act, and the rules and regulations promulgated thereunder, and any amendments thereto, (ii) Section 14 of the Act, and the rules and regulations promulgated thereunder respecting any filings required thereunder or in respect thereof, including, without limitation, under Rule 14d or Schedule TO, and any amendments thereto, and (iii) any other section of the Act, and the rules and regulations promulgated thereunder, to be filed by him in connection with the acquisition and/or disposition by SAC (of which he is a non-managing member) or Fund 02-04 of shares of common stock, $0.01 per share par value, of Home Products International, Inc., hereby ratifying and confirming all that said attorney-in-fact and agent or its substitute or substitutes may do or cause to be done by virtue hereof.

The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

         WITNESS THE EXECUTION HEREOF this 26th day of October, 2004, by Joseph Gantz.

/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ

SCHEDULE TO

ITEM 12. EXHIBITS

         (a)(5)(A) Press Release issued by Home Products International, Inc. on October 29, 2004

         (a)(5)(B) Amended and Restated Joint Filing Agreement dated October 26, 2004 among Storage Acquisition Company, L.L.C., EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C., Chai Trust Company, L.L.C., Samstock/SIT, L.L.C., Zell General Partnership, Inc., Walnut Investment Partners, L.P., Joseph Gantz, Triyar Capital, LLC and Triyar Storage Investment Company, LLC

         (a)(5)(C) Powers of Attorney dated October 26, 2004 by (i) Walnut Investment Partners, L.P. and Joseph Gantz, each in favor of F. Mark Reuter, Storage Acquisition Company, L.L.C. and EGI-Fund (02-04) Investors, L.L.C., and (ii) Triyar Capital, LLC and Triyar Storage Investment Company, LLC, in favor of Storage Acquisition Company, L.L.C. and EGI-Fund (02-04) Investors, L.L.C.

                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 29, 2004


STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala
-----------------------------
By: Ellen Havdala
Its: Vice President


CHAI TRUST COMPANY, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: President


EGI-FUND (02-04) INVESTORS, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: Vice President


/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ


WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
By: James M. Gould
Its: Manager


TRIYAR CAPITAL, LLC

/s/ Mark Weber
-----------------------------
By: Mark Weber
Its: Authorized Signatory


EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt
-----------------------------
Each By: Donald J. Liebentritt
Its: Vice President

                         INDEX TO EXHIBITS - SCHEDULE TO

         (a)(5)(A) Press Release issued by Home Products International, Inc. on October 29, 2004

         (a)(5)(B) Amended and Restated Joint Filing Agreement dated October 26, 2004 among Storage Acquisition Company, L.L.C., EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C., Chai Trust Company, L.L.C., Samstock/SIT, L.L.C., Zell General Partnership, Inc., Walnut Investment Partners, L.P., Joseph Gantz, Triyar Capital, LLC and Triyar Storage Investment Company, LLC

         (a)(5)(C) Powers of Attorney dated October 26, 2004 by (i) Walnut Investment Partners, L.P. and Joseph Gantz, each in favor of F. Mark Reuter, Storage Acquisition Company, L.L.C. and EGI-Fund (02-04) Investors, L.L.C., and (ii) Triyar Capital, LLC and Triyar Storage Investment Company, LLC, in favor of Storage Acquisition Company, L.L.C. and EGI-Fund (02-04) Investors, L.L.C.

                                EXHIBIT (a)(5)(A)

                                  PRESS RELEASE

FOR: Home Products International, Inc.
APPROVED BY:
James R. Tennant, Chairman & CEO
Home Products International, Inc.
(773) 890-1010

FOR IMMEDIATE RELEASE

CONTACT:
Investor Relations:
James Winslow, Executive VP & CFO
Home Products International, Inc.
(773) 890-1010

                        HOME PRODUCTS INTERNATIONAL, INC.
                   TO BE ACQUIRED FOR $2.25 PER SHARE IN CASH

Chicago, IL, October 29, 2004 - Home Products International, Inc. (the Company or Home Products) (Nasdaq SmallCap: HOMZ), a leader in the housewares industry, announced today that it has entered into a definitive acquisition agreement under which it will be acquired for $2.25 per share in cash.

The acquirer is Storage Acquisition Company, L.L.C., whose members are EGI-Fund (02-04) Investors, L.L.C; an affiliate of Triyar Capital, LLC; Joseph Gantz (a former director of Home Products); and Walnut Investment Partners, L.P. (an affiliate of Mr. Gantz). Mr. Gantz and affiliates of EGI Fund (02-04) own shares representing approximately 8% of the Company's outstanding common stock.

Under the acquisition agreement, if specified conditions are met, Storage Acquisition Company will make a tender offer for all outstanding shares of the Company's common stock, subject to a minimum tender of 80% of all of the outstanding shares not held by Storage Acquisition Company or its affiliates (not giving effect to any options or warrants). The tender offer, which is to be commenced by November 11, 2004, will also be subject to other customary conditions. The tender offer is not conditioned on any agreement with any holder of the 9- 5/8% senior subordinated notes due 2008.

A special committee of independent directors of Home Products represented the Company in negotiating the acquisition agreement. The special committee unanimously recommended that the Company's board of directors approve the acquisition agreement, and the board of directors accepted this recommendation and is recommending that the stockholders of the Company accept the tender offer when it is made.

The special committee was advised by Katten Muchin Zavis Rosenman as legal counsel, and received an opinion from the investment banking firm Mesirow Financial that the per share consideration of $2.25 in cash is fair, from a financial point of view, to the holders of Home Products common stock.

Before entering into the acquisition agreement with Storage Acquisition Company, the Company terminated its merger agreement with JRT Acquisition, Inc., an entity formed by James R. Tennant, the Company's chairman and chief executive officer. The special committee determined that the $2.25 per share acquisition proposal from Storage Acquisition Company represented a superior company proposal under the JRT Agreement.

Under the acquisition agreement, holders of options under the Home Products' stock option plans who enter into cancellation agreements prior to the purchase of shares in the tender offer will be entitled to a cash payment equal to the excess of the $2.25 offer price over the option exercise price for each share issuable under these options.

The acquisition agreement does not provide for any transaction (such as a merger or stock split) to follow the completion of the tender offer. Accordingly, the Company's stockholders whose shares are not purchased in the tender offer will retain their shares. Depending on the number of such stockholders, the Company may or may not be eligible to terminate its status as a mandatory filer of annual and periodic reports with the SEC. Storage Acquisition Company has informed the Company that it intends to cause the Company to terminate that status after the completion of the tender offer, if it is eligible to do so. Even if that status is terminated, the Company will continue to be required to file certain reports with the SEC under Home Products' indenture governing its 9-5/8% senior subordinated notes due 2008. However, the Company will not be subject to other SEC requirements if such status is terminated, including provisions enacted in the Sarbanes-Oxley Act. Whether or not such status is terminated, Storage Acquisition Company has advised the Company that, following the completion of the tender offer, it intends to cause the Company to voluntarily terminate the listing of its common stock on the NASDAQ SmallCap market, which will result in significantly reduced liquidity for any shares that continue to be held by stockholders other than Storage Acquisition Company.

Under the acquisition agreement, upon the first acceptance of tendered shares for payment in the tender offer, the Home Products board will be reconstituted to consist solely of designees of Storage Acquisition Company. Storage Acquisition Company has entered into a voting agreement and irrevocable proxy under which Mr. Gantz (who was a director of the Company at the issue date of the senior subordinated notes and, accordingly, is a "permitted holder" under the Company's note indenture) will be entitled to designate a majority of those designees as well as a majority of the board at every director election thereafter. As a result of the voting rights granted to Mr. Gantz, and the other terms and conditions of the transaction, the Company does not believe that the rights of noteholders to require a repurchase of their notes upon a change of control will be triggered.

The Company will file a copy of the acquisition agreement on Form 8-K with the SEC shortly.

This announcement is neither an offer to purchase nor a solicitation to sell securities. The tender offer for the shares of Home Products common stock described in this press release has not commenced. In connection with the acquisition agreement, Storage Acquisition Company and its investors will be filing a Tender Offer Statement on Schedule TO, an Offer to Purchase, and related materials, and the Company will be filing a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC. Investors and stockholders of the Company are advised to read the Schedule TO, the Offer to Purchase and Schedule 14D-9 when they become available, and any other relevant documents filed with the SEC, because they will contain important information regarding the proposed tender offer. The Offer to Purchase and Schedule 14D-9 will be mailed to the Company's stockholders. Investors and stockholders may also obtain a free copy of the Schedule TO, Offer to Purchase and Schedule 14D-9 (when available) and other documents filed by the Company with the SEC, at the SEC's web site at http://www.sec.gov.

Home Products International, Inc. is an international consumer products company specializing in the manufacture and marketing of quality diversified housewares products. The Company sells its products through national and regional discounters including Kmart, Wal-Mart and Target, hardware/home centers, food/drug stores, juvenile stores and specialty stores.

NOTE: This press release contains forward-looking statements regarding Home Products International, Inc. that are subject to risks, uncertainties and assumptions, including those identified below, as well as other risks not yet known to the Company or not currently considered material by the Company. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expected. These risks include, but are not limited to, the risk the tender offer will not be consummated because the conditions thereto are not satisfied, as well as risks and uncertainties associated with the Company's operating results and prospects. For a more detailed description of these and other risk factors, please refer to the Company's SEC filings. The Company undertakes no obligation to update any such factors or to announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

                                EXHIBIT (a)(5)(B)

                   AMENDED AND RESTATED JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of October 26, 2004 and is made by and among Storage Acquisition Company, L.L.C., a Delaware limited liability company ("SAC"), Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), Zell General Partnership, Inc., an Illinois corporation ("ZGP"), EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company
("Managing Member"), SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments "), Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai"), Joseph Gantz, an individual ("Gantz"), Walnut Investment Partners, L.P., a Delaware limited partnership ("Walnut"), Triyar Storage Investment Company, LLC, a Delaware limited liability company ("TSIC"), and Triyar Capital Partners LLC, a Delaware limited liability company ("Triyar"; together with SAC, Samstock/SIT, ZGP, Fund 02-04, Managing Member, SZ Investments, Chai, Gantz, Walnut and TSIC, the "Reporting Persons").

WHEREAS, each of SAC, Samstock/SIT, ZGP, Fund 02-04 and Gantz are parties to that certain Amended and Restated Joint Filing Agreement dated as of October 21, 2004 (the "Original Agreement"), pursuant to the terms of which such parties agreed to provide for the filing of a joint Schedule 13D, and all amendments thereto, with respect to shares of common stock, par value $0.01, of Home Products International, Inc. (the "Common Stock");

WHEREAS, each of Samstock/SIT, ZGP, Fund 02-04, Gantz, Managing Member, SZ Investments and Chai may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act");

WHEREAS, each of SAC, Fund 02-04, Walnut, Gantz and Triyar may be deemed to constitute an "offeror" for purposes of Rule 14d-100 of the Act;

WHEREAS, each of the Reporting Persons desire by this Agreement to amend and restate the Original Agreement in its entirety to add SZ Investments, Managing Member, Chai, Walnut, TSIC and Triyar thereto and to provide for the joint filing of a Schedule 13D, and all amendments thereto, a Schedule TO, and all amendments thereto, and all other filings required in connection therewith with the Securities and Exchange Commission with respect to the Common Stock (collectively, the "Filings").

NOW, THEREFORE, the parties hereto agree as follows:

1. The parties hereto will join in the preparation and filing of a single statement containing the information required by any of the Filings and will be filed on behalf of each party hereto. Each party is eligible to use the any of the Filings on which such information is filed.

2. Each party hereto will be responsible for the timely filing of each of the Filings, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No party hereto will be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13D or any amendment thereto, except to the extent such party knows or has reason to believe that such information is inaccurate.

3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument. This Agreement hereby amends and restates the Original Agreement in its entirety.

IN WITNESS WHEREOF the undersigned have caused this agreement to be duly executed as of the date first above written.

EGI-FUND (02-04) INVESTORS, L.L.C.
EGI-MANAGING MEMBER (02-04), L.L.C.
SZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

/s/ Donald J. Liebentritt
-----------------------------
Each By: Donald J. Liebentritt
Its: Vice President

CHAI TRUST COMPANY, L.L.C.

/s/ Donald J. Liebentritt
-----------------------------
By: Donald J. Liebentritt
Its: President


STORAGE ACQUISITION COMPANY, L.L.C.

/s/ Ellen Havdala
-----------------------------
By: Ellen Havdala
Its: Vice President


/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ


WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
By: James M. Gould
Its: Manager

TRIYAR CAPITAL, LLC
TRIYAR STORAGE INVESTMENT COMPANY, LLC

/s/ Mark Weber
-----------------------------
Each by: Mark Weber
Its: Authorized Signatory

                                EXHIBIT (a)(5)(C)

                               POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Walnut Investment Partners, L.P., has made, constituted and appointed, and by these presents does make, constitute and appoint, each and any of F. Mark Reuter ("Reuter"), Storage Acquisition Company, L.L.C. ("SAC") and EGI-Fund (02-04) Investors, L.L.C. ("Fund 02-04") with full power of substitution, its true and lawful attorney-in-fact and agent, for it in its name, place and stead, to execute, acknowledge, deliver and file any and all filings required by (i) Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder respecting Rule 13d, Schedule 13D, and any amendments thereto, together with all filings required by Section 16 of the Act, and the rules and regulations promulgated thereunder, and any amendments thereto, (ii) Section 14 of the Act, and the rules and regulations promulgated thereunder respecting any filings required thereunder or in respect thereof, including, without limitation, under Rule 14d or Schedule TO, and any amendments thereto, and (iii) any other section of the Act, and the rules and regulations promulgated thereunder, to be filed by it in connection with the acquisition and/or disposition by SAC (of which it is a non-managing member) or Fund 02-04 of shares of common stock, $0.01 per share par value, of Home Products International, Inc., hereby ratifying and confirming all that said attorney-in-fact and agent or its substitute or substitutes may do or cause to be done by virtue hereof.

The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

WITNESS THE EXECUTION HEREOF this 25th day of October, 2004, by Walnut Investment Partners, L.P.

WALNUT INVESTMENT PARTNERS, L.P.
By: Walnut Investments Holding Company, LLC
Its: General Partner

/s/ James M. Gould
-----------------------------
James M. Gould, Manager


KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Joseph Gantz, has made, constituted and appointed, and by these presents does make, constitute and appoint, each and any of F. Mark Reuter ("Reuter"), Storage Acquisition Company, L.L.C. ("SAC") and EGI-Fund (02-04) Investors, L.L.C. ("Fund 02-04") with full power of substitution, his true and lawful attorney-in-fact and agent, for him in his name, place and stead, to execute, acknowledge, deliver and file any and all filings required by (i) Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder respecting Rule 13d, Schedule 13D, and any amendments thereto, together with all filings required by Section 16 of the Act, and the rules and regulations promulgated thereunder, and any amendments thereto, (ii) Section 14 of the Act, and the rules and regulations promulgated thereunder respecting any filings required thereunder or in respect thereof, including, without limitation, under Rule 14d or Schedule TO, and any amendments thereto, and (iii) any other section of the Act, and the rules and regulations promulgated thereunder, to be filed by him in connection with the acquisition and/or disposition by SAC (of which he is a non-managing member) or Fund 02-04 of shares of common stock, $0.01 per share par value, of Home Products International, Inc., hereby ratifying and confirming all that said attorney-in-fact and agent or its substitute or substitutes may do or cause to be done by virtue hereof.

The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

WITNESS THE EXECUTION HEREOF this 26th day of October, 2004, by Joseph Gantz.

/s/ Joseph Gantz
-----------------------------
JOSEPH GANTZ


KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Triyar Capital, LLC and Triyar Storage Investment Company, LLC (together, "Triyar"), has made, constituted and appointed, and by these presents does make, constitute and appoint, each and any of Storage Acquisition Company, L.L.C. ("SAC") and
EGI-Fund (02-04) Investors, L.L.C. ("Fund 02-04") with full power of substitution, its true and lawful attorney-in-fact and agent, for it in its name, place and stead, to execute, acknowledge, deliver and file any and all filings required by (i) Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder respecting Rule 13d, Schedule 13D, and any amendments thereto, together with all filings required by Section 16 of the Act, and the rules and regulations promulgated thereunder, and any amendments thereto, (ii) Section 14 of the Act, and the rules and regulations promulgated thereunder respecting any filings required thereunder or in respect thereof, including, without limitation, under Rule 14d or Schedule TO, and any amendments thereto, and (iii) any other section of the Act, and the rules and regulations promulgated thereunder, to be filed by it in connection with the acquisition and/or disposition by SAC (of which it is a non-managing member) or Fund 02-04 of shares of common stock, $0.01 per share par value, of Home Products International, Inc., hereby ratifying and confirming all that said attorney-in-fact and agent or its substitute or substitutes may do or cause to be done by virtue hereof.

The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

WITNESS THE EXECUTION HEREOF this 26th day of October, 2004, by Triyar Capital, LLC and Triyar Storage Investment Company, LLC

TRIYAR CAPITAL, LLC
TRIARY STORAGE INVESTMENT COMPANY, LLC


/s/ Mark Weber
-----------------------------
Each by: Mark Weber
Its: Authorized Signatory